UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________________________________
FORM 6-K
__________________________________________________________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2025
(Commission File No. 001-40634)
__________________________________________________________________________
Gambling.com Group Limited
(Translation of registrant’s name into English)
__________________________________________________________________________
22 Grenville Street
St. Helier, Jersey
JE4 8PX, Channel Islands
(Address of registrant’s principal executive office)
__________________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
The information contained in this Report on Form 6-K (this “Form 6-K”) is hereby incorporated by reference into the Gambling.com Group Limited's registration statements on Forms F-3 (File Nos. 333-266888 and 333-272030) and Forms S-8 (File Nos. 333-258412, 333-262539, 333-270786, 333-278149, 333-278155 and 333-285963).

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Comprehensive (Loss) Income (Unaudited)
(USD in thousands, except per share amounts)

		Three Months Ended June 30,		Six Months Ended June 30,
	NOTE	2025	2024	2025	2024
Revenue	19	39,594	30,541	80,229	59,756
Cost of sales		(2,713)	(1,436)	(4,959)	(3,669)
Gross profit		36,881	29,105	75,270	56,087
Sales and marketing expenses	20	(15,386)	(10,713)	(30,085)	(20,325)
Technology expenses	20	(6,141)	(3,094)	(11,864)	(6,309)
General and administrative expenses	20	(8,422)	(6,237)	(16,031)	(12,541)
Movements in credit losses allowance and write-offs	4	(142)	(741)	(471)	(701)
Fair value movement on contingent consideration	5	(21,159)	—	(21,632)	—
Operating (loss) profit		(14,369)	8,320	(4,813)	16,211
Finance income	21	4,430	230	8,324	1,174
Finance expenses	21	(2,318)	(897)	(4,819)	(1,351)
(Loss) income before tax		(12,257)	7,653	(1,308)	16,034
Income tax charge	23	(1,158)	(723)	(873)	(1,805)
Net (loss) income for the period attributable to shareholders		(13,415)	6,930	(2,181)	14,229
Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign currencies		4,004	(921)	5,413	(3,515)
Cash flow hedge - effective portion of changes in fair value	4	(3,050)	—	(3,050)	—
Cash flow hedges - reclassified to profit or loss	4	2,313	—	2,313	—
Related tax	23	92	—	92	—
Other comprehensive income (loss) for the period, net of tax		3,359	(921)	4,768	(3,515)
Total comprehensive (loss) income for the period attributable to the shareholders		(10,056)	6,009	2,587	10,714
Net (loss) income per share attributable to shareholders, basic	22	(0.38)	0.19	(0.06)	0.39
Net (loss) income per share attributable to shareholders, diluted	22	(0.38)	0.19	(0.06)	0.38
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Financial Position
(USD in thousands)

	NOTE	JUNE 30, 2025	DECEMBER 31, 2024
		(Unaudited)
ASSETS
Non-current assets
Property and equipment	6	2,216	1,833
Right-of-use assets	7	4,763	4,632
Intangible assets	8	255,073	130,811
Deferred tax asset	18	5,741	6,418
Total non-current assets		267,793	143,694
Current assets
Trade and other receivables	9	22,500	21,160
Cash and cash equivalents	10	18,667	13,729
Total current assets		41,167	34,889
Total assets		308,960	178,583
EQUITY AND LIABILITIES
Equity
Share capital	11	—	—
Capital reserve	12	90,334	78,037
Treasury shares	11	(29,998)	(29,998)
Share-based compensation reserve	13	12,234	10,624
Foreign exchange translation deficit		(5,399)	(10,812)
Hedging reserve	4	(645)	—
Retained earnings		73,156	75,337
Total equity		139,682	123,188
Non-current liabilities
Trade and other payables	17	597	—
Lease liability	7	4,045	3,819
Deferred payables	5	439	—
Deferred tax liability	18	7,339	2,258
Contingent consideration	5	7,957	—
Borrowings	15	75,824	19,582
Derivative financial instrument	4	3,018	—
Total non-current liabilities		99,219	25,659
Current liabilities
Trade and other payables	17	9,846	10,205
Deferred income	19	4,701	2,616
Contingent consideration	5	37,205	—
Deferred consideration	16	—	11,277
Borrowings and accrued interest	15	14,449	3,349
Lease liability	7	1,248	1,213
Income tax payable	23	2,610	1,076
Total current liabilities		70,059	29,736
Total liabilities		169,278	55,395
Total equity and liabilities		308,960	178,583
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Changes In Equity (Unaudited)
(USD in thousands)

	NOTE	SHARE CAPITAL	CAPITAL RESERVE	TREASURY SHARES	SHARE-BASED COMPENSATION RESERVE	FOREIGN EXCHANGE TRANSLATION DEFICIT	HEDGING RESERVE	RETAINED EARNINGS	TOTAL EQUITY
Balance at January 1, 2025		—	78,037	(29,998)	10,624	(10,812)	—	75,337	123,188
Issue of ordinary shares, net of issuance costs	12, 13	—	11,982	—	(1,366)	—	—	—	10,616
Share-based payment expense	13, 14	—	—	—	3,087	—	—	—	3,087
Exercise of options	12, 13, 14	—	302	—	(98)	—	—	—	204
Share options expired	12,13	—	13	—	(13)	—	—	—	—
		—	12,297	—	1,610	—	—	—	13,907
Total Comprehensive income
Net loss		—	—	—	—	—	—	(2,181)	(2,181)
Other comprehensive income
Exchange differences on translating foreign currencies		—	—	—	—	5,413	—	—	5,413
Cash flow hedge - effective portion of changes in fair value (net of related tax)	4, 18	—	—	—	—	—	(2,669)	—	(2,669)
Hedging gains and losses transferred to profit or loss (net of related tax)	4, 18	—	—	—	—	—	2,024	—	2,024
Total other comprehensive income		—	—	—	—	5,413	(645)	—	4,768
Total comprehensive income		—	—	—	—	5,413	(645)	(2,181)	2,587
Balance at June 30, 2025		—	90,334	(29,998)	12,234	(5,399)	(645)	73,156	139,682

Balance at January 1, 2024		—	74,166	(3,107)	7,414	(4,207)	—	44,658	118,924
Issue of ordinary shares, net of issuance costs	12, 13	—	439	—	—	—	—	—	439
Share-based payment expense	13, 14	—	—	—	2,102	—	—	—	2,102
Treasury shares acquired	11	—	—	(9,809)	—	—	—	—	(9,809)
Exercise of options	12, 13, 14	—	906	—	(349)	—	—	—	557
Exercise of warrants	12, 13, 14	—	85	—	(85)	—	—	—	—
Share options expired	12, 13, 14	—	182	—	(182)	—	—	—	—
		—	1,612	(9,809)	1,486	—	—	—	(6,711)
Total Comprehensive income
Net income		—	—	—	—	—	—	14,229	14,229
Other comprehensive income
Exchange differences on translating foreign currencies		—	—	—	—	(3,515)	—	—	(3,515)
Total other comprehensive income		—	—	—	—	(3,515)	—	—	(3,515)
Total comprehensive income		—	—	—	—	(3,515)	—	14,229	10,714
Balance at June 30, 2024		—	75,778	(12,916)	8,900	(7,722)	—	58,887	122,927
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

		Six Months Ended June 30,
	NOTE	2025	2024
Cash flow from operating activities
(Loss) income before tax		(1,308)	16,034
Finance (income) expense, net	21	(3,505)	177
Income tax paid	23	(8,001)	(1,440)
Adjustments for non-cash items:
Depreciation and amortization	20	7,149	2,245
Movements in credit loss allowance and write-offs	4	471	701
Share-based payment expense	14	3,631	2,557
Fair value movement on contingent consideration	5	21,632	—
Payment of deferred consideration	3	—	(7,156)
Cash flows from operating activities before changes in working capital		20,069	13,118
Changes in working capital
Trade and other receivables		1,802	36
Trade and other payables		(3,731)	(4,155)
Cash flows generated by operating activities		18,140	8,999
Cash flows from investing activities
Acquisition of property and equipment	6	(537)	(914)
Acquisition of intangible assets	8	—	(20,605)
Capitalization of internally developed intangibles	8	(1,791)	(1,065)
Acquisition of subsidiaries, net of cash acquired	5	(63,632)	—
Interest received from bank deposits	21	87	104
Payment of deferred consideration in relation to asset acquisitions and business combination	3	(10,803)	(10,044)
Cash flows used in investing activities		(76,676)	(32,524)
Cash flows from financing activities
Exercise of options	12	588	557
Treasury shares acquired	11	—	(9,750)
Proceeds from borrowings	15	94,500	18,000
Transaction costs related to borrowings	15	(6,005)	(847)
Repayment of borrowings	15	(23,381)	—
Principal proceeds from the settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	4	2,813	—
Interest proceeds from the settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	4	1,298	—
Principal payment of settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	4	(2,901)	—
Interest payment of settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	4	(883)	—
Interest payment attributable to third party borrowings	15	(1,875)	(174)
Interest payment attributable to deferred consideration settled in relation to asset acquisitions and business combinations	3	(675)	(1,382)
Principal paid on lease liability	7	(463)	(254)
Interest paid on lease liability	7	(152)	(89)
Cash flows generated from financing activities		62,864	6,061
Net movement in cash and cash equivalents		4,328	(17,464)
Cash and cash equivalents at the beginning of the period		13,729	25,429
Net foreign exchange differences on cash and cash equivalents		610	(442)
Cash and cash equivalents at the end of the period	10	18,667	7,523

Supplemental non-cash
Right-of-use assets	7	509	3,982
Issue of ordinary shares for acquisitions	12	9,971	—
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Notes to Interim Condensed Consolidated Financial Statements (Unaudited)
(USD in thousands, except share and per-share amounts)

1. GENERAL COMPANY INFORMATION
Gambling.com Group Limited (the “Company” or the "Group”) is a public limited liability company founded in 2006 and incorporated in Jersey in accordance with the provisions of the Companies (Jersey) Law 1991, as amended. Our registered address is 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands.

Gambling.com Group Limited is a fast-growing provider of marketing and sports data services for the global online gambling industry. The Group helps online gambling operators, including for online casino and sports betting, reach high intent audiences and acquire new customers in 19 national markets across more than ten languages through a platform of marketing technologies and premier branded websites including Gambling.com, Bookies.com and Casinos.com. Through its sports data platform and under the OddsJam, OpticOdds and RotoWire brands, the Group assist consumers and powers enterprises to succeed in sports betting and fantasy sports.

The Company has a workforce of more than 600 employees and operates globally primarily from offices in Ireland and the United States.
2. BASIS OF PREPARATION AND PRESENTATION
These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all disclosures that would otherwise be required in a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and should be read in conjunction with the fiscal year 2024 audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, previously filed with the United States Securities and Exchange Commission on March 20, 2025 (“2024 audited consolidated financial statements”).

Subsequent to the issuance of its interim consolidated financial statements for the three months ended March 31, 2025, the Company identified an error in its presentation of income taxes paid in the Interim Consolidated Statement of Cash Flows (Unaudited) for the three months ended March 31, 2025 related tax liabilities assumed as part of the acquisition of Odds Holdings, Inc. As of March 31, 2025 the Company incorrectly presented the tax payments as an investing cash flow as opposed to an operating cash flow. The effect of this error was an overstatement of operating cash flows of $3.3 million and an understatement of investing cash flows of $3.3 million for the three months ended March 31, 2025. The Company corrected this classification error for the six months ended June 30, 2025.

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the 2024 audited consolidated financial statements and include all adjustments necessary to present fairly the Company’s interim condensed consolidated statement of financial position as of June 30, 2025, its results of operations for the three and six months ended June 30, 2025 and 2024, and changes in equity and its cash flows for the six     months ended June 30, 2025 and 2024. The results of operations for the three and six months ended June 30, 2025 are not necessarily indicative of the results that may be expected for the year ended December 31, 2025.
The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis except for (i) contingent consideration which is measured at fair value and is included in Level 3 of the fair value hierarchy (see Note 5) and (ii) the derivative financial instrument which is measured at fair value and is included in Level 2 of the fair value hierarchy (see Note 4).

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

(A) Derivative Financial Instruments

On April 17, 2025, the Company entered into a Cross-Currency Interest Rate Swap (“CCIRS”) with Wells Fargo Bank, National Association (“Wells Fargo”), a derivative financial instrument to manage its exposure to interest rate and foreign exchange risks.

Derivatives are initially measured at fair value. Subsequent to initial recognition, derivatives are remeasured to their fair value at each reporting date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated as effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not due to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(B) Hedge Accounting

The Group designates a CCIRS as a hedging instrument in respect of foreign currency risk and interest rate risk as a cash flow hedge. At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is effective in offsetting changes in cash flows of the hedged item attributable to the hedged risk, which is when the hedging relationships meet all of the following hedge effectiveness requirements:

–there is an economic relationship between the hedged item and the hedging instrument;
–the effect of credit risk does not dominate the value of changes that result from that economic     relationship;
–the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the group actually hedges and the quantity of the hedging instrument that the Group actually uses to     hedge that quantity of the hedged item.

The effective portion of changes in the fair value of the derivative is recognized in other comprehensive income (loss) (“OCI”) and accumulated in the hedging reserve within the balance sheet, limited to the cumulative change in fair value of the hedged item from inception of the hedge. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. The amount accumulated in the hedging reserve and the cost of hedging reserve is reclassified to profit or loss in the same period or periods during which the hedged expected future cash flows affect profit or loss.

When hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in the hedging reserve remains in equity until it is reclassified to profit or loss in the same period or periods as the hedged expected future cash flows affect profit or loss. If the hedged future cash flows are no longer expected to occur, then the amounts that have been accumulated in the hedging reserve and the cost of hedging reserve are immediately reclassified to profit or loss.

NEW AND AMENDED STANDARDS ADOPTED BY THE GROUP IN 2025

The Group has analyzed the following amendment to an existing standard that is mandatory for the Group’s accounting period beginning on January 1, 2025, and determined it had limited or no impact on the Group’s financial statements:
▪Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability Statements

Standards Issued but Not Yet Effective
There were a number of standards and interpretations which were issued but not yet effective until periods beginning after January 1, 2025, and therefore have not been adopted within these interim condensed consolidated financial statements. The Group is still in the process of assessing the impact of IFRS 18. The rest of the amendments are not expected to have a significant impact on disclosures or amounts reported in the Group’s consolidated financial statements in the period of initial application.
Effective for annual periods beginning after January 1, 2025:
▪Contracts referencing nature-dependent Electricity - Amendments to IFRS 9 and IFRS 7 (effective as from January 1, 2026)
▪Annual improvements volume 11 (effective as from January 1, 2026)
▪Amendments to the Classification and Measurement of Financial Instruments (effective as from January 1, 2026)
▪IFRS 18 Presentation and Disclosure in Financial Statements (effective as from January 1, 2027)
▪IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective as from January 1, 2027)
USE OF ESTIMATES AND JUDGEMENTS
In preparing these interim condensed consolidated financial statements, the Company has made estimates and judgements that impact the application of accounting policies and reported amounts. The significant estimates and judgements made in applying the Company’s accounting policies and key sources of estimation were consistent with those described in its 2024 audited consolidated financial statements, except for (i) estimates made by management as to future cash flow projections from the acquired business and selection of models to compute the fair value of the acquired assets and liabilities assumed and the depreciation period for acquired intangible assets (see Note 5) and (ii) estimates used to measure the fair value of the derivative financial instrument (see Note 4). Estimates and judgements used in deferred tax accounting are disclosed in Note 18.

ACCOUNTING FOR ASSETS ACQUISITIONS

As amended, IFRS 3 defines a business as an integrated set of activities and assets, which must include at a minimum an input and a substantive process that together significantly contribute to the ability to create output. Entities are also allowed to perform an optional concentration test. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar assets, the acquired integrated set does not constitute a business.

During the year ended December 31, 2024, the Group made separate acquisitions of intellectual property consisting of domain names and related assets.

On April 1, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited and GDC UKGB Limited, as purchasers, acquired from XL Media PLC and XL Media Publishing Limited, as sellers, Freebets.com and related assets (the “Freebets.com Assets”). The Company guaranteed certain payment obligations in connection with the acquisition of the Freebets.com Assets. Management performed an assessment of the application of IFRS 3, ‘Business Combinations’ in concluding whether the acquisition meets the definition of a business. The Company concluded that the Freebets.com Assets did not meet the definition of a business, and, therefore, the acquisition was accounted for as an asset acquisition. The consideration has been allocated on a relative fair value basis to domain names, customer contracts and content assets.

Amounts committed on the acquisition of the Freebets.com Assets consist of contractual obligations resulting from the purchase of such intangible assets. Some of the obligations have a predetermined value, while others include future payments of performance-based amounts. These obligations are further referred to as deferred and contingent consideration, respectively. The contingent consideration is measured at fair value, which is determined on the date of purchase and subsequently, at each reporting date, by calculating the expected cash outflow. Subsequent movement in contingent consideration related to asset acquisitions are capitalized as part of the related intangible assets. As of December 31, 2024, the contingent consideration relating to the acquisition of the Freebets.com Assets acquired became fixed because the performance period elapsed. As a result, the liability was presented as deferred consideration (See Note 16).

FREEBETS.COM ASSETS DEFERRED CONSIDERATION PAYMENT

The table below provides the classification of the Group’s cash payments of deferred consideration in connection with the 2024 acquisition of the Freebets.com Assets.

	Six months ended June 30,
	2025	2024
Investing activities	10,503	—
Financing activities	675	—
Total	11,178	—

ACCOUNTING FOR BUSINESS COMBINATIONS

The Company is required to allocate the acquisition of cost of entities and activities through business combinations on the basis of the fair value of the acquired assets and assumed liabilities. The Company uses external valuations to determine the fair value. The valuations include management estimates and assumptions as to future cash flow projections from the acquired business and selection of models to compute the fair value of the acquired components and their depreciation period. Estimates made by management influence the amounts of the acquired assets and assumed liabilities and the depreciation and amortization of acquired assets in profit or loss (See Note 5).

ROTOWIRE DEFERRED CONSIDERATION PAYMENT

The table below provides the classification of the Group’s cash payments of deferred consideration in connection with the 2022 acquisition of 100% of the issued and outstanding equity interests of Roto Sports, Inc., the operator of RotoWire.com (“RotoWire”).

	Six months ended June 30,
	2025	2024
Investing activities	300	4,450
Financing activities	—	550
Total	300	5,000

In March 2025, the Group settled the final deferred payment of $300 and no further amounts are due.

BONUSFINDER DEFERRED CONSIDERATION PAYMENT

The table below provides the classification of the Group’s cash payments of deferred consideration in connection with the 2022 acquisition of 100% of the issued and outstanding equity interests of NDC Media Limited, the operator of BonusFinder.com (“BonusFinder”).

	Six months ended June 30,
	2025	2024
Operating activities	—	7,156
Investing activities	—	5,594
Financing activities	—	832
Total	—	13,582

In April 2024, the Group settled the final deferred payment of EUR12,699 ($13,582) in cash to the former shareholders of BonusFinder and no further amounts are due.

SEGMENT REPORTING
An operating segment is a part of the Group that conducts business activities from which it can generate revenue and incur costs, and for which independent financial information is available. Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Company’s Chief Executive Officer (“CEO”). The CEO reviews the Group’s consolidated reports distributed internally on a monthly basis, and includes key metrics such as new depositing customers, revenue, operating expenses, and adjusted EBITDA (defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items). The Group does not divide its operations into different segments, and the CODM operates and manages the Group’s entire operations as one segment, which is consistent with the Group’s internal organization and reporting system.
As of June 30, 2025 and December 31, 2024, the geographic analysis of the Group’s non-current assets, excluding deferred tax assets, was as follows:

	As of June 30,	As of December 31,
	2025	2024
Ireland	149,189	108,794
United States	111,509	27,232
Other	1,354	1,250
	262,052	137,276

FOREIGN CURRENCY TRANSLATION
The following exchange rates were used to translate the financial statements of the Group from EUR into USD:

	Period End	Average for Period	Beginning of Period	Low	High
Six Months Ended June 30,	(EUR per USD)
2025	0.85	0.92	0.96	0.85	0.98
2024	0.93	0.93	0.91	0.91	0.94

4. RISK MANAGEMENT
FINANCIAL RISK MANAGEMENT

The Group’s activities potentially expose it to a variety of financial risks: market risk (foreign exchange risk and cash flow and fair value interest rate risk), credit risk and liquidity risk. The management of the Group’s financial risk is based on a financial policy approved by the Company’s board of directors.

(A) Market Risk
(I) Foreign Exchange Risk
Foreign currency risk is the risk that the fair value of future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The risk arises from future commercial transactions and recognized assets and liabilities which are denominated in a currency that is not the respective group companies’ functional currencies. The currencies in which transactions and balances are primarily denominated are the Euro (“EUR”), U.S. dollar (“USD”) and British Pound Sterling (“GBP”). Management performs ongoing assessments of foreign currency fluctuations. During the three and six months ended June 30, 2025, management identified an increased foreign exchange risk created by the USD-denominated Term Loan (see Note 15) in a subsidiary which has the Euro as its functional currency. In order to minimize the exposure, effective April 17, 2025, the Group entered into a CCIRS agreement with Wells Fargo to synthetically convert the existing USD-

denominated, floating rate Term Loan into Euro-denominated, fixed rate borrowings for the duration of the underlying Term Loan drawn under the Wells Fargo Amended and Restated Credit Agreement.
As of June 30, 2025 and 2024, the Group’s exposure to foreign exchange risks was primarily through cash, borrowings and working capital balances held by its entities which have the Euro as the functional currency. The balances included the following:

	As of June 30, 2025	As of June 30, 2024
USD-denominated net liabilities	(84,031)	(12,104)
GBP-denominated net assets	6,390	2,262

Based on the sensitivity analyses performed, movements in USD and GBP exchange rates to EUR by 10% would result on average in the following gains or losses to the Group’s net profit (loss):

	Six months ended June 30,
	2025	2024
USD	8,488	1,259
GBP	742	232

Management anticipates 10% is a reasonable extent of currency fluctuations in the foreseeable future.

(II) Cash Flow and Fair Value Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Group’s exposure to interest rate risk as of June 30, 2025 arises from borrowings at variable rates (Note 15). The CCIRS minimizes the exposure to interest rate risk since it effectively converts the variable interest rate on the Term Loan into a fixed interest rate.

(III) Market Risk Management through the CCIRS

Effective April 17, 2025, the Group entered into the CCIRS to:

•receive USD-SOFR + 2.60% interest and pay 4.567% fixed Euro interest; and

•receive USD principal repayments equal to principal repayments due under the term loan (see Note 15) and pay EUR principal repayments (fixed at the April 17, 2025 spot rate of EUR1.1357) on the last business days of each of March, June, September and December commencing June 30, 2025.

The amounts relating to the CCIRS designated as a cash flow hedge as of June 30, 2025 were as follows:

	June 30 2025,
	Nominal amount	Carrying Amount of Asset (Liability)	Line item in the Statement of Financial Position where the hedging instrument is included
CCIRS	75,000	(3,018)	Derivative Financial Instrument

	Three Months Ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Changes in the value of the hedging instrument recognised in OCI (net of related tax)	(2,669)	—	(2,669)	—
Hedge ineffectiveness recognised in profit or loss	11	—	11	—
Amount reclassified from hedging reserve to profit or loss (net of related tax)	2,024	—	2,024	—

The line item in profit or loss that includes hedge ineffectiveness is Finance expenses. The line item in profit or loss affected by the reclassification is Finance income - foreign exchange gain.

The valuation technique applied to determine the fair value of the CCIRS at the end of each reporting period is a discounted cash flow model wherein the future cash flows are estimated based on forward exchange rates and interest rates (from observable forward exchange rates and interest rates at the end of the reporting period), discounted at a rate that reflects the credit risk of the counterparties.

As of June 30, 2024 and December 31, 2024 the Group did not hold any derivative financial instruments to hedge exposures to changes in foreign currency and interest rates.

(B) Credit Risk
Credit risk arises from cash and cash equivalents and trade and other receivables. The exposure as of the reporting date was as follows:

	As of June 30, 2025	As of December 31, 2024
Trade and other receivables (excluding prepayments )	19,466	19,429
Cash and cash equivalents	18,667	13,729
	38,133	33,158
For the three and six months ended June 30, 2025 and 2024, no single customer generated at least 10% of the Group’s total revenue for the period.

The Group has the following financial assets that are subject to the expected credit loss model: trade receivables and other financial assets carried at amortized cost. The Group applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”) which uses a lifetime expected loss allowance for all trade receivables. The expected loss rates are based on the historical credit losses experienced over a recent twelve-month period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors (such as GDP growth, inflation rate and unemployment forecasts) affecting the ability of the customers to settle the receivables.

The aging of trade receivables that are past due but not impaired is shown below:

	As of June 30, 2025	As of December 31, 2024
1-30 days past due	4,297	3,985
31-60 days past due	900	1,610
61-90 days past due	378	751
More than 90 days past due	972	737
	6,547	7,083
The Company recognized a specific provision of $960 on trade receivables as of June 30, 2025 (December 31, 2024: $568 and June 30, 2024: $466).
The activity in the credit loss allowance was as follows:

	Three Months Ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Balance at the beginning of the period	1,971	1,683	1,664	1,757
Movements in credit loss allowance	87	666	344	626
Write offs	(11)	(204)	(52)	(204)
Translation effect	129	(57)	220	(91)
Balance at the end of the period	2,176	2,088	2,176	2,088

The movement in the credit loss allowance during the three and six months ended June 30, 2025 and June 30, 2024 was a result of the overall business revenue growth.

For the three and six months ended June 30, 2025, the Company wrote off receivables from customers with a total value of $55 and $127, respectively. For the three and six months ended June 30, 2024, the Company wrote off receivables from customers with a total value of $75; the balances were not previously specifically provided.

The Group actively manages credit limits and exposures in a practical manner such that past due amounts receivable from the operator customers are within controlled parameters. Management assesses the credit quality of the operators, taking into account their financial position, past experience and other factors. The Group’s receivables are principally in respect of transactions with operators for whom there is no recent history of default. Management does not expect significant losses from non-performance by these operators above the ECL provision. Management does not believe that the Group was exposed to significant credit risk as at the end of the current reporting period.

As cash and cash equivalents are held with major financial institutions, any credit risk is deemed to be immaterial.
(C) Liquidity Risk

The Group is exposed to liquidity risk in relation to meeting future obligations associated with its financial liabilities, which are predominantly comprised of borrowings due to the third parties (Note 15), deferred consideration (Note 16), amounts committed on business combinations (Note 5) and trade and other payables (Note 17). Prudent liquidity risk management includes maintaining sufficient cash and committed credit lines to ensure the availability of adequate funding to meet the Group’s obligations when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation.

Management monitors liquidity risk by continual observation of cash inflows and outflows. To improve the net cash inflows and maintain cash balances at a specified level, management ensures that no additional financing facilities are expected to be required over the coming year. In this respect, management does not consider liquidity risk to the Group as significant when taking into account the liquidity management process referred to above.

The following table summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments. Trade and other payables due in less than 1 year equal their carrying values as the impact of discounting is insignificant.

	Less than 1 year	Between 1 and 2 years	More than 2 years	TOTAL
As of June 30, 2025
Non-derivative financial instruments
Deferred payables	—	439	—	439
Contingent consideration (1)	40,000	9,196	—	49,196
Borrowings and interest(2)	21,813	16,581	72,308	110,702
Trade and other payables(3)	5,677	—	—	5,677
Lease liability	1,541	1,375	3,259	6,175
	69,031	27,591	75,567	172,189
Derivative financial instruments
Cross-currency interest rate swap used for hedging:
Outflow	14,803	14,273	52,898	81,974
Inflow	(15,604)	(14,818)	(51,596)	(82,018)
	(801)	(545)	1,302	(44)
As of December 31, 2024
Non-derivative financial instruments
Deferred consideration	11,487	—	—	11,487
Borrowings and interest(2)	5,165	4,804	16,612	26,581
Lease liability	1,213	1,188	3,571	5,972
Trade and other payables(3)	5,028	—	—	5,028
	22,893	5,992	20,183	49,068
(1) See Note 5 for settlement of the contingent consideration.
(2) The amounts above include contractual interest obligations for floating rate borrowings as at the end of each period based on the amortization schedule for such borrowings and the interest rate for the period.
(3) The amounts above include trade payables, accrued general expenses and other financial liabilities.

5. BUSINESS COMBINATIONS

Acquisition of Odds Holdings

On January 1, 2025, the Company completed its acquisition (the “OddsJam Acquisition”) of 100% of the outstanding shares of Odds Holdings, Inc., a Delaware corporation (“Odds Holdings”), the operator of OddsJam.com and OpticOdds.com. The OddsJam Acquisition was consummated pursuant to an Agreement and Plan of Merger dated December 12, 2024 (the “OddsJam Merger Agreement”), by and among the Company, Odyssey Merger Corp., a Delaware corporation and wholly-owned indirect subsidiary of the Company (“Merger Sub”), Odds Holdings, and Shareholder Representative Services LLC, solely in its capacity as representative of the shareholders of Odds Holdings (the “OH Shareholders”). Merger Sub was merged with and into Odds Holdings, with Odds Holdings surviving as our indirect wholly owned subsidiary. In connection with the OddsJam Acquisition, Odds Holdings changed its name to GDC Odds Holdings, Inc., and following the closing operates as a wholly owned subsidiary of GDC America, Inc.

The principal reason for the OddsJam Acquisition was to accelerate the U.S. expansion.

The OH Shareholders received initial merger consideration of (i) $64,773 in cash (net of escrow amounts and adjustments for working capital and indebtedness, among other things) and (ii) 708,178 ordinary shares of the Company. The OH Shareholders may benefit from an additional payment of up to a maximum of $60,000 payable based on Odds Holdings’ growth in contribution in fiscal 2025, and a further potential additional payment of up to $80,000 less the 2025 performance amount payable based on Odds Holdings’ achieving a growth target in fiscal 2026. In no event is the Company obligated to pay the OH Shareholders more than $80,000 in additional payments in the aggregate for the 2025 and 2026 earn out periods. If the 2025 performance amount is less than $40,000 then it is to be paid in full by April 1, 2026. If the 2025 performance amount exceeds $40,000 then $40,000 is to be paid by April 1, 2026 and the remainder is to be paid by April 1, 2027. The 2026 performance amount shall be paid in full by April 1, 2027. The Company has the option to pay up to 50% of each of the additional payments in ordinary shares.

As of June 30, 2025, deferred payables consist of provisional amounts due to the OH Shareholders per the terms of the OddsJam Merger Agreement.

Prior to the OddsJam Acquisition, Odds Holdings granted options to certain employees which would have vested in the ordinary course after the OddsJam Acquisition closing date but on or prior to December 31, 2026. These employees are eligible for a transaction bonus, provided that they remain in employment until January 1, 2027. Such costs being accrued for post-combination on a straight-line basis until the end of the service period.

During the three and six months ended June 30, 2025, the Group incurred acquisition-related costs of $378 and $703 on legal and consulting fees, which were included in general and administrative expenses. During the year ended December 31, 2024, $1,942 was expensed.

In connection with the OddsJam Acquisition, certain acquired assets were transferred to other Group subsidiaries.

Since January 1, 2025, revenue associated with the OddsJam Acquisition amounted to $16,992. It is impracticable for the Company to present the profit or loss of the acquired business because of shared operating costs that are incurred and managed on a group-wide basis that are not allocated to the acquiree.

Under the preliminary purchase price accounting, the Company recognized goodwill of $57,709 which is calculated as the excess of both the consideration paid and liabilities assumed as compared to the fair value of the identifiable assets acquired and represents synergies from combining Gambling.com and OddsJam operations. Goodwill is not expected to be deductible for tax purposes. The fair value of the ordinary shares issued as part of the OddsJam Acquisition reflected the closing share price as of December 31, 2024. The values assigned to the assets acquired and liabilities assumed are based on their estimates of fair value available as of January 1, 2025 as calculated by a third-party valuation firm. The Company expects to complete the final purchase price allocation prior to December 31, 2025.

The fair value of the contingent consideration as of January 1, 2025 utilized the following assumptions as part of the option approach methodology: (i) probability of obtaining the financial conditions ranging from 29%-51%, (ii) discount rates ranging from 7.58%-7.72%, (iii) volatility of 62.2% as applied to forecasted performance conditions and (iv) Market Price of Risk Adjustment for EBITDA ranging from 13.1%-14%.

The fair value of the contingent consideration as of June 30, 2025 utilized the following assumptions as part of the option approach methodology: (i) probability of obtaining the financial conditions ranging from 20% - 59%, (ii) discount rate of 9.58%, (iii) volatility of 59% as applied to forecasted performance conditions and (iv) Market Price of Risk Adjustment for EBITDA ranging from 13.3% - 14.2%.

At the end of each reporting period, the Company will remeasure the fair value of the OddsJam Acquisition contingent consideration. During the three and six months ended June 30, 2025, fair value loss on contingent consideration for the OddsJam Acquisition amounted to $21,159 and $21,632, respectively, and resulted in total contingent consideration balance of $45,162 as of June 30, 2025, out of which $37,205 was the current portion and $7,957 was the non-current portion of the contingent consideration balances, respectively. The Group expects to incur gains or losses related to change in the fair value of the contingent consideration until December 2026.

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects on the fair value of contingent consideration as of June 30, 2025:

	Profit or loss
	Increase	Decrease
Expected cash flows (10% movement)	(3,700)	4,400
Volatility (10% movement)	400	(400)
Discount rate (10% movement)	400	(500)
Market Price of Risk Adjustment (10% movement)	200	(300)

The table below outlines the preliminary allocation of the purchase price for the acquired identifiable assets and liabilities of OddsJam resulting in goodwill:

Purchase price consideration:
Cash paid	64,773
Common shares issued, at fair value	9,971
Contingent and deferred consideration, at fair value	23,761
Total acquisition consideration	98,505
Assets acquired:
Cash and cash equivalents	1,141
Trade and other receivables	1,019
Domain names and related websites	8,200
Customer base	26,100
Acquired technology and Software	23,500
Indemnification asset	792
Deferred tax	1,370
Other current assets	127
Total assets acquired	62,249
Liabilities assumed:
Accounts payable and accrued expenses	(882)
Deferred income	(1,502)
Income tax	(1,646)
Deferred tax	(14,845)
Other indirect tax	(792)
Other current liabilities	(1,786)
Total liabilities assumed	(21,453)
Total net assets	40,796
Goodwill	57,709
Total acquisition consideration	98,505

6. PROPERTY AND EQUIPMENT

	COMPUTER AND OFFICE EQUIPMENT	LEASEHOLD IMPROVEMENTS	TOTAL
Net book amount as of January 1, 2025	1,319	514	1,833
Additions	445	92	537
Depreciation charge	(245)	(38)	(283)
Translation differences	104	25	129
As of June 30, 2025	1,623	593	2,216
Cost	2,844	846	3,690
Accumulated depreciation	(1,221)	(253)	(1,474)
Net book amount as of June 30, 2025	1,623	593	2,216

Net book amount as of January 1, 2024	802	106	908
Additions	699	215	914
Depreciation charge	(129)	(12)	(141)
Translation differences	9	(3)	6
As of June 30, 2024	1,381	306	1,687
Cost	2,124	442	2,566
Accumulated depreciation	(743)	(136)	(879)
Net book amount as of June 30, 2024	1,381	306	1,687
For the six months ended June 30, 2025 and 2024, cash paid for the acquisition of property and equipment was $537 and $914, respectively.

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Depreciation expensed to general and administrative expenses (Note 20)	157	71	283	141

7. LEASES
Below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the periods presented:

	Right-of-Use Assets	Lease Liabilities
As of January 1, 2025	4,632	5,032
Additions including adjustments arising as a result of an extension of lease term	509	509
Amortization of right-of-use assets	(570)	—
Interest expense	—	152
Payments	—	(615)
Translation differences	192	215
As of June 30, 2025	4,763	5,293
As of January 1, 2024	1,460	1,723
Additions	3,982	3,982
Amortization of right-of-use assets	(285)	—
Interest expense	—	89
Payments	—	(343)

Translation differences	115	110
As of June 30, 2024	5,272	5,561

Lease additions for the six months ended June 30, 2025 relate to the following: (i) a new long-term lease agreement entered into by a subsidiary of the Group for an office property in New York, New York which commenced in April 2025 and is scheduled to expire on June 16, 2028, with an option to renew for an additional two or three years; and (ii) remeasurement of a lease due to a reassessment of a termination option in relation to a lease agreement entered into by another subsidiary of the Group on September 13, 2022 for an office property in Costa Rica, effective as from August 1, 2025 and is scheduled to expire on July 31, 2028.

Lease additions for the six months ended June 30, 2024 mainly relate to new long-term lease agreements entered into by subsidiaries of the Group for the following office properties: (i) Charlotte, North Carolina, which commenced in June 2024 and is scheduled to expire on December 31, 2031, with an option to renew for an additional three years; (ii) Malta, which commenced in April 2024 and has a term of five years, with a minimum non-cancelable duration of three years; and (iii) Helsinki, Finland, which commenced in June 2024, with a minimum non-cancelable duration of two years.

Lease payments not recognized as a liability
The Group has elected not to recognize a lease liability for leases that are short term (those with an expected lease term of 12 months or less). Payments made under such leases are expensed on a straight-line basis.
The expense and cash paid relating to payments not included in the measurement of the lease liability was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Short-term leases (Note 20)	10	126	49	280
.

8. INTANGIBLE ASSETS

	DOMAIN NAMES MOBILE APPS AND RELATED WEBSITES	ACQUIRED TECHNOLOGY AND SOFTWARE	GOODWILL	CUSTOMER CONTRACTS AND CUSTOMER BASES	CONTENT ASSETS	INTERNALLY DEVELOPED INTANGIBLES	TOTAL
Net book amount as of January 1, 2025	108,486	414	10,800	6,573	—	4,538	130,811
Additions	—	—	—	—	—	1,836	1,836
Business combinations (Note 5)	8,200	23,500	57,709	26,100	—	—	115,509
Amortization charge	(423)	(1,644)	—	(3,394)	—	(835)	(6,296)
Translation differences	12,370	51	21	166	—	605	13,213
Net book amount as of June 30, 2025	128,633	22,321	68,530	29,445	—	6,144	255,073
Cost	136,503	24,003	68,530	38,863	3,862	9,968	281,729
Accumulated amortization	(7,870)	(1,682)	—	(9,418)	(3,862)	(3,824)	(26,656)
Net book amount as of June 30, 2025	128,633	22,321	68,530	29,445	—	6,144	255,073

Net book amount as of January 1, 2024	78,071	—	10,800	4,964	—	4,165	98,000
Additions including adjustments arising as a result of a change in estimate	33,782	—	—	4,274	255	1,089	39,400
Amortization charge	(38)	—	—	(1,065)	(127)	(589)	(1,819)
Translation differences	(2,257)	—	—	(38)	5	(127)	(2,417)
Net book amount as of June 30, 2024	109,558	—	10,800	8,135	133	4,538	133,164
Cost	116,342	—	10,800	11,765	3,797	6,539	149,243
Accumulated amortization	(6,784)	—	—	(3,630)	(3,664)	(2,001)	(16,079)
Net book amount as of June 30, 2024	109,558	—	10,800	8,135	133	4,538	133,164

Additions during the six months ended June 30, 2025 include the assets from the OddsJam Acquisition. The acquired intangible assets are categorized among domain names and related websites, customer contracts and customer bases, goodwill and acquired technology (additional information regarding the acquisition of intangible assets is disclosed in Note 5).
Additions during the six months ended June 30, 2024 include the Freebets.com Assets. The acquired intangible assets are categorized among domain names and related websites, customer contracts and customer bases, and content assets and also included an adjustment arising as a change in estimates of $900.

As of June 30, 2025 and December 31, 2024, domain names, mobile apps and related websites balance included fully amortized mobile apps with book value of $7,295 and $6,470, respectively.

For the six months ended June 30, 2025 and 2024, cash paid for intangible assets, other than those acquired in business combinations, and capitalized software developments was $1,791 and $21,670, respectively.

The following table distinguishes finite and indefinite intangible assets as of June 30, 2025 and December 31, 2024:

	As of June 30, 2025	As of December 31, 2024
Net book value of assets with finite useful lives
Customer contracts and customer bases	29,445	6,573
Acquired technology and Software	22,321	414
Domain names, mobile apps and related websites	7,790	—
Internally developed intangibles	6,144	4,538
Total net book value of assets with finite useful lives	65,700	11,525
Net book value of assets with indefinite useful lives
Domain names and related websites	120,843	108,486
Goodwill	68,530	10,800
Total net book value of assets with indefinite useful lives	189,373	119,286
Total net book value of intangible assets	255,073	130,811

9. TRADE AND OTHER RECEIVABLES

	As of June 30, 2025	As of December 31, 2024
Current
Trade receivables, net	17,365	17,935
Accrued revenue	324	252
Other receivables	571	1,278
Indemnification asset (1)	792	—
Deposits	414	163
Prepayments	3,034	1,532
Total	22,500	21,160
(1) Represents the right to receive reimbursement from an escrow account established through the OJ acquisition (see Note 5).

	As of June 30, 2025	As of December 31, 2024
Trade receivables, gross	19,541	19,599
Credit loss allowance	(2,176)	(1,664)
Trade receivables, net	17,365	17,935
Trade receivables are unsecured and subject to settlement of up to 45 days. Details on movements in the allowance are disclosed within Note 4.

10. CASH AND CASH EQUIVALENTS
Cash and cash equivalents includes deposits held at banks. Due to their short-term nature, cash and cash equivalents are not measured at fair value because the carrying value approximates the fair value.
Cash and cash equivalents comprise the following:

	As of June 30, 2025	As of December 31, 2024
Cash at bank	18,667	13,729
We maintain cash and cash equivalents with major financial institutions. Our cash and cash equivalents consist of bank deposits held with banks that, at times, exceed federally or locally insured limits.

11. SHARE CAPITAL

Total authorized shares of the Company are unlimited and have no par value. The following table outlines common share activity for each period presented.

SHARES
Issued and fully paid ordinary shares
As of January 1, 2025	34,762,899
Issue of ordinary shares (note 12)	13,448
Issue of restricted ordinary share awards (note 14)	44,086
Issue of ordinary shares to satisfy employee entitlements arising from the vesting of Restricted Share Units (Note 13, 14)	147,183
Issue of ordinary shares in exchange of share options exercised (Note 14)	36,857
Issue of ordinary shares as a payment of consideration for OddsJam Acquisition (Note 5)	708,178
As of June 30, 2025	35,712,651

As of January 1, 2024	37,222,549
Issue of restricted ordinary share awards (Note 14)	56,995
Issue of ordinary shares in exchange of share options exercised (Note 14)	158,247
Issue of ordinary shares in exchange of warrants' exercise (Note 12)	33,782
Treasury shares acquired	(1,163,260)
As of June 30, 2024	36,308,313

During the six months ended June 30, 2024, the Company issued 33,782 ordinary shares in exchange for warrants exercised (see note 13). The warrants were net exercised.

Share repurchase program
In May 2022, a repurchase program of up to 30 million of the Company’s ordinary shares was authorized at the Company’s annual general meeting of shareholders. The authorization of the program will expire May 18, 2027, unless renewed or revoked by the Company. In November 2022, the Company’s board of directors approved the repurchase up to $10,000 of the Company’s’ ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. In each of May 2024, August 2024 and November 2024, the Company’s board of directors approved additional repurchases under the program of $10,000 of the Company ordinary shares, for a total of $40,000 since inception. As of June 30, 2025, $10,000 was available under the repurchase program. See Note 26 regarding additional increase to the program.

During the six months ended June 30, 2025, the Company did not repurchase any ordinary shares. During the six months ended June 30, 2024, the Company repurchased 1,163,260 ordinary shares with an average price of $8.43 for a total consideration of $9,809.

As of June 30, 2025, the Company has repurchased an aggregate of 3,288,665 ordinary shares with an average price of $9.12 for a total consideration of $29,998 since commencement of the repurchase program.

The timing and actual number of ordinary shares repurchased, if any, will depend on a variety of factors, including price, general business and market conditions, available liquidity, alternative investment opportunities, and other factors. The share repurchase program does not obligate the Company to acquire any particular number of ordinary shares. The Company intends to use current cash and cash equivalents, the cash flow it generates from operations and borrowings to fund the share repurchase program. All ordinary shares purchased will be held in the Company’s treasury for possible future issuance.

12. CAPITAL RESERVE

	Six Months Ended June 30,
	2025	2024
Opening carrying amount	78,037	74,166
Issue of ordinary shares (Note 11)	147	—
Share options and warrants exercised (Notes 11, 13, 14)	302	991
Issue of ordinary shares as a payment of consideration for OddsJam acquisition (Note 5)	9,971	—
Issue of restricted shares (Notes 11, 14)	498	439
Issue of ordinary shares to satisfy employee entitlements arising from the vesting of Restricted Share Units (Note 13, 14)	1,366	—
Share options expired (Notes 13, 14)	13	182
Closing carrying amount	90,334	75,778

13. SHARE-BASED COMPENSATION RESERVE

As at June 30, 2025 and December 31, 2024, the Company had the following share options and restricted share units (“RSUs”) outstanding under the Amended and Restated 2020 Stock Incentive Plan (the “2020 Stock Incentive Plan”) and Founders Awards (as defined below) outstanding:

	June 30, 2025	December 31, 2024
Share options	1,154,901	1,165,918
RSUs	938,025	611,831
Total grants outstanding under 2020 Stock Incentive Plan	2,092,926	1,777,749
Founders Awards granted in 2021	4,056,770	4,056,770
Total grants and awards outstanding	6,149,696	5,834,519

Changes in the share-based compensation reserve are as follows:

	OPTIONS, WARRANTS AND RESTRICTED SHARE UNITS	USD thousand
As at January 1, 2025	5,834,519	10,624
Share options expense	—	874
Share options granted	28,340	15
Share options exercised	(36,857)	(98)
Share options expired	(2,500)	(13)
Restricted Share Units expense	—	952
Restricted Share Units granted	503,946	1,340
Restricted Share Units vested	(147,183)	(1,366)
Restricted Share Units forfeited	(30,569)	(94)
As of June 30, 2025	6,149,696	12,234

As at January 1, 2024	5,852,864	7,414
Share options expense	—	1,223
Share options granted	41,787	14
Share options exercised (Note 14)	(158,247)	(349)
Share warrants exercised	(50,000)	(85)
Share options forfeited	(194,593)	(257)
Share options expired	(29,583)	(182)
Restricted share units granted	605,370	1,134
Restricted share units forfeited	(11,463)	(12)
As of June 30, 2024	6,056,135	8,900

14. SHARE-BASED PAYMENTS

On October 22, 2020, at an extraordinary general meeting, the Company’s shareholders approved the 2020 Stock Incentive Plan. Under the current Amended and Restated 2020 Plan, which was last amended and restated on May 18, 2022, employees, officers, directors, consultants and advisors are eligible to be awarded share warrants, and receive share options, RSUs and other share-based awards.

Share Options
Share options can be in the form of incentive share options and non-statutory share options. No amounts are paid or payable by the recipient upon receipt of the option. The options carry neither the right to dividends nor voting rights. Options may be exercised at any time after the vesting date(s) up to the date of their expiration. The number of options granted, and the exercise price of the options is fixed by the board of directors or compensation committee of the board of directors of the Company.

Under the 2020 Stock Incentive Plan, awards may be granted for up to 4,345,244 ordinary shares as of June 30, 2025. The number of ordinary shares that may be awarded under the 2020 Stock Incentive Plan increases by an amount equal to 2% of the outstanding ordinary shares at the beginning of each year, or as otherwise determined by the Company’s board of directors. If any award expires or is terminated, surrendered, or canceled without having been fully exercised or is forfeited in whole or in part, or results in any ordinary shares not being issued, then the unused ordinary shares covered by such award shall again be available for the grant of awards under the 2020 Stock Incentive Plan.
In July 2021, and, in connection with the Company’s initial public offering (the “IPO”), the Company granted options for 4,056,770 ordinary shares subject to performance vesting to its CEO and COO (the “Founders’ Awards”). Each Founders’ Award is divided into twelve tranches, each subject to different market capitalization thresholds. Each holder is required to hold any exercised shares for a period of three years (“holding period”) after the exercise date. As of June 30, 2025, the performance conditions were not met for any of the tranches.

The number of share options outstanding under the 2020 Stock Incentive Plan and the Founders’ Awards as of June 30, 2025 and 2024 were as follows:

	NUMBER OF AWARDS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE IN USD
Awards outstanding as of January 1, 2025	5,222,688	8.32
Granted	28,340	12.35
Exercised	(36,857)	5.43
Expired	(2,500)	12.69
Awards outstanding as of June 30, 2025	5,211,671	8.36
Awards exercisable as of June 30, 2025	928,226	9.46

Awards outstanding as of January 1, 2024	5,852,864	8.25
Granted	41,787	8.47
Forfeited	(194,593)	13.14
Exercised	(208,247)	3.52
Expired	(29,583)	14.27
Awards outstanding as of June 30, 2024	5,462,228	8.23
Awards exercisable as of June 30, 2024	884,503	8.51

The weighted-average share price for share options and warrants exercised during the six months ended June 30, 2025 and 2024 was $14.79 and $8.27, respectively.

Determination of Fair Value of Options
The options granted during the six months ended June 30, 2025 and June 30, 2024 were valued using the Black-Scholes model with the following assumptions:

	Six months ended June 30,
	2025	2024
Exercise price, USD	12.35	8.47
Share price, USD	12.35	8.47
Risk free interest rate	3.99%	4.35%
Estimated volatility	45%	35%
Expected option term, years	4.00	4.00
Dividend yield	0%	0%

Estimated volatility is based on historical volatility of comparable companies.

As of June 30, 2025 and 2024, the weighted average remaining contractual life for options outstanding was 5.82 years and 6.53 years, respectively. The range of exercise prices for options and warrants issued as share-based payments was $3.52 to $14.71 per share as of each of June 30, 2025 and 2024.

Restricted Share Units

During the six months ended June 30, 2025 and 2024, the Company’s board of directors approved the issuance of 503,946 and 605,370 RSUs to employees, respectively. The RSUs vest 25% annually and become non-forfeitable over four years from the date of grant, subject to continuing employment. The fair value of the RSUs is based on the fair market value of the Company’s ordinary shares on the date of grant and is amortized over the vesting period.

A summary of the RSU activity as of and for the six months ended June 30, 2025 and 2024, is as follows:

	NUMBER OF SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE, USD
Outstanding as of January 1, 2025	611,831	9.42
Granted	503,946	13.51
Vested	(147,183)	9.39
Forfeited	(30,569)	11.43
Outstanding as of June 30, 2025	938,025	11.56

Outstanding as of January 1, 2024	—	—
Granted	605,370	9.39
Forfeited	(11,463)	9.26
Outstanding as of June 30, 2024	593,907	9.39

Restricted shares

During the six months ended June 30, 2025 and 2024 there were 44,086 and 56,995 restricted share awards, respectively, issued to non-executive directors. The shares were valued using the Finnerty model with the main input data being an underlying issued price of $12.35 and $8.47 per share, respectively, and a restricted period of one year.

Share-based Payment Expense

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Share options expense	457	591	889	981
RSU expense	1,176	653	2,153	1,100
Restricted shares expense	569	476	569	476
Other share based related expenses	20	—	20	—
Share-based payment expense	2,222	1,720	3,631	2,557

	As of June 30,
	2025	2024
Unrecognized share-based payment expense, USD
Equity classified share options (excluding Founder Awards)	702	1,370
Founders Awards	2,655	3,381
RSUs	7,581	4,446

Weighted average remaining amortization period, years
Equity classified share options (excluding Founder Awards)	0.9	1.7
Founders Awards	2.8	3.7
RSUs	1.9	2.1

Share-based Compensation Reserve
The share-based payment expense is included within the share-based compensation reserve (see Note 13).

15. BORROWINGS

Wells Fargo Amended and Restated Credit Agreement

On March 19, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers (the “Borrowers”), and the Company, as guarantor, entered into a credit agreement (the “Original Wells Fargo Credit Agreement”) with Wells Fargo, as lender. The Original Wells Fargo Credit Agreement provided for a $25,000 term loan and a $25,000 revolving credit facility was to mature on March 19, 2027.

On January 1, 2025, the Borrowers and the Company entered into an amended and restated credit agreement (the “Wells Fargo Amended and Restated Credit Agreement”) with Wells Fargo, as lender, which amended the Original Wells Fargo Credit Agreement to increase the term loan commitment to $75,000 and add Odds Holdings, Inc., OddsJam, Inc., and OpticOdds, Inc. as guarantors.

On February 28, 2025, the Borrowers and the Company entered into Amendment No. 1 to the Wells Fargo Amended and Restated Credit Agreement (“Amendment No. 1”), which amended the Wells Fargo Amended and Restated Credit Agreement for the following: (x) the credit facility increased from $100,000 to $165,000, consisting of a revolving credit facility of $90,000 (the “Revolving Credit Facility”) and a term loan of $75,000 (the “Term Loan” and, together with the Revolving Credit Facility, the “Wells Fargo Credit Facility”), (y) the Wells Fargo Credit Facility was syndicated across multiple lenders, and (z) the maturity date of the Wells Fargo Credit Facility was extended to February 28, 2028. Amendment No. 1 also modified certain other terms and definitions, including raising the uncommitted incremental facilities cap from $10,000 to $50,000. References to the “Wells Fargo Amended and Restated Credit Agreement” herein also include Amendment No. 1 unless the context indicates otherwise.

Wells Fargo Securities, LLC, Axos Bank, and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, acted as joint lenders arrangers in connection with Amendment No. 1. Wells Fargo, Axos Bank, First-Citizens Bank and Trust Company, Citibank, N.A., Texas Capital Bank, and Comerica Bank are lenders under the Wells Fargo Credit Facility.

The proceeds from the Wells Fargo Credit Facility are being, and will be, used for working capital, to settle deferred consideration, for permitted acquisitions, and for general corporate purposes and other permitted uses. As of June 30, 2025, the Company borrowed the full amount of the Term Loan of $75,000, and $19,500 under the Revolving Credit Facility. During the six months ended June 30, 2025, the Company repaid $23,381 and borrowed a further $75,000 under the Term Loan and $19,500 under the Revolving Credit Facility, such that $70,500 was available under the Revolving Credit Facility as of June 30, 2025.

The Borrowers may designate each loan under the Wells Fargo Credit Facility as a (1) “Base Rate Loan”, (2) a “Term SOFR Loan”, or (3) a “Daily Simple RFR Loan.” A Base Rate Loan bears interest at (i) the highest of (a) a Prime Rate, (b) Federal Funds rate plus 0.50% and (c) Adjusted Term Secured Overnight Finance Rate (“SOFR”) for one-month tenor plus 1.00%, (ii) plus an applicable margin of 2.5% per annum (the “Applicable Margin”). A Term SOFR Loan bears interest at a rate of SOFR Rate plus 0.10% plus the Applicable Margin.

The Term Loan requires minimum annual repayment, beginning June 30, 2025, equal to 15% of the borrowed principal amount, and is repayable by February 28, 2028. Such installment payments will be paid on a quarterly basis. The borrowers may prepay the Term Loan, and borrow, prepay and reborrow loans under the Revolving Credit Facility, without premium or penalty, subject to customary breakage costs for certain types of loans. Any outstanding principal balance under the Wells Fargo Credit Facility, together with accrued and unpaid interest, is due on the maturity date. The Borrowers are also obligated to pay other customary fees for a credit facility of this size and type.

The obligations under the Wells Fargo Amended and Restated Credit Agreement are secured by substantially all of the assets of the Company and its wholly owned subsidiaries, which are borrowers under the Wells Fargo Amended and Restated Credit Agreement.

The Wells Fargo Amended and Restated Credit Agreement requires the Company to comply with a maximum leverage ratio not greater than 3.00 to 1.00, a minimum consolidated fixed charges ratio requirement and a minimum liquidity requirement. Additionally, the Wells Fargo Amended and Restated Credit Agreement contains customary negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, create or incur liens, incur indebtedness, pay dividends or distributions on their capital stock, effect certain mergers, make investments, sell or otherwise dispose of assets and enter into transactions with affiliates, in each case subject to customary exceptions for a credit facility of this size and type. As of June 30, 2025, the Company was in compliance with the debt covenants set forth in the Wells Fargo Amended and Restated Credit Agreement.

	As of June 30,
	2025	2024
As at January 1	22,931	—
Proceeds from borrowings	94,500	18,000
Repayment of principal	(23,381)	—
Issuance costs related to borrowings	(5,843)	(847)
Interest expense on borrowings (1) (Note 21)	4,103	390
Interest payment attributable to third party borrowings	(1,875)	(174)
Translation differences	(162)	(192)
As of June 30	90,273	17,177

(1) Interest expense on borrowings is gross of the net interest income from the settlements of the derivative financial instrument used to hedge liabilities of $414 for the six months ended June 30, 2025.

16. DEFERRED CONSIDERATION

As of December 31, 2024, deferred consideration related to contractual obligations resulting from acquisitions of intangible assets from third parties consisted of (i) the present value of $7,325 of the fixed consideration payable related to the acquisition of the Freebets.com Assets, and (ii) the consideration that was initially contingent upon the revenue performance of the assets, which became fixed at $3,652 as of December 31, 2024 because the performance period elapsed and, as a result, the liability was presented as deferred consideration. The deferred consideration related to the Freebets.com Assets was settled on April 1, 2025. In addition, as of December 31, 2024, $300 related to the Group’s 2022 acquisition of RotoWire, which was settled in March 2025.

17. TRADE AND OTHER PAYABLES

	As of June 30, 2025	As of December 31, 2024
Non-current
Accrued bonuses related to acquisition (Note 5)	597	—

Current
Trade payables(i)	2,020	2,396
Accruals (ii)	5,529	6,392
Indirect taxes	1,642	1,342
Other payables	655	75
Total	9,846	10,205
(i) Trade payables balance is unsecured, interest-free and settled within 60 days from incurrence.
(ii) Included in accruals is $3,198 (2024: $2,632) related to financial liabilities which is comprised of accrued media partnership costs and other unbilled operational expenses.

18. DEFERRED TAX
Deferred tax assets and liabilities are offset when they relate to the same fiscal authority, and there is a legally enforceable right to offset current tax assets against current tax liabilities.

Deferred tax assets and liabilities are presented on a gross basis in the consolidated statement of financial position for amounts attributable to different tax jurisdictions which cannot be offset. Deferred tax assets and liabilities are presented net on a consolidated basis within a tax jurisdiction when there is a legally enforceable right to fiscal consolidation. As at June 30, 2025 and December 31, 2024, deferred tax is presented on a gross basis in the consolidated statement of financial position as it is related to different tax jurisdictions and not eligible for offset.
The following amounts determined after appropriate offsetting are shown in the consolidated statement of financial position:

	As of June 30, 2025	As of December 31, 2024
Deferred tax asset	5,741	6,418
Deferred tax liability	(7,339)	(2,258)
Deferred tax (liability) asset, net	(1,598)	4,160

The change in the deferred tax account was as follows for six months ended June 30, 2025:

Deferred tax, net at the beginning of the period	4,160
Business combination (Note 5)	(13,475)
Credited/(charged) to the profit or loss (Note 23)	6,923
Credited/(charged) to the other comprehensive income (Note 23)	92
Translation differences	702
Deferred tax, net at the end of the period	(1,598)
Deferred taxes are calculated on temporary differences under the liability method using the principal tax rate within the relevant jurisdiction. The balance was comprised of the following:

	As of June 30, 2025	As of December 31, 2024
Intangible assets - deferred tax assets	3,878	4,615
Intangible assets - deferred tax liability	(14,286)	(3,212)
Trading losses and other allowances	8,810	2,757
Net deferred tax (liabilities) assets	(1,598)	4,160

At June 30, 2025, the Group had unutilized trading losses and other allowances of $65,712 out of which $12,064 were not recognized based on management’s performance projections for 2025 - 2030, and the related ability to utilize the tax losses resulting in a recognition of a deferred tax asset of $8,810.

At June 30, 2025, the Group had net unutilized capital allowances of $31,024 related to intangible assets, of which all were recognized based on management’s performance projections for 2025 – 2030 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $3,878.

During the six months ended June 30, 2025, a net deferred tax liability of $13,475 was recognized as part of the business combination accounting for the OddsJam Acquisition (Note 5). This primarily related to a deferred tax liability on intangible assets, ($14,845) partly offset by a deferred tax asset on losses and other deductible temporary differences ($1,370).

At June 30, 2025 and December 31, 2024, the Group had a deferred tax asset of $346 and $261, respectively related to expected future tax refunds.

At June 30, 2025, deferred tax liability amounted to $14,286, and related to intangible assets acquired as a part of the OddsJam Acquisition ($11,327) and RotoWire acquisition ($2,959).

At December 31, 2024, deferred tax liability amounted to $3,212 and related to intangible assets acquired as a part of RotoWire acquisition.

At December 31, 2024, the Group had unutilized trading losses and other allowances of $59,755, of which $24,861 were not recognized based on management’s performance projections for 2025 – 2030 and the related ability to utilize the tax losses resulting in deferred tax asset recognition of $2,757.

At December 31, 2024, the Group had net unutilized capital allowances of $36,909 related to intangible assets, the balance was recognized in full based on management’s performance projections for 2025 – 2030 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $4,615.

19. REVENUE
Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

Marketing

Performance marketing. Performance marketing revenue consists of (i) Cost Per Acquisition (“CPA”) revenue from arrangements where we are paid exclusively by a single cash payment for each referred player, (ii) revenue share arrangements where we are paid exclusively by a share of the customer’s net gambling revenue ("NGR") from the referred players, and (iii) hybrid revenue from arrangements where we are paid by both a CPA commission and a revenue share commission from the referred players.

Within performance marketing, the Group considers each referred player to be a separate performance obligation. The performance obligation is satisfied at the point in time when the referral is accepted by the relevant online gambling operator. Revenue share fees for each referred player are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for the referral will occur when the ultimate fees are known.

CPA fees for each referred player are recognized when earned upon acceptance of the referral by the online gambling operator.

Fees generated by each customer during a particular month are typically paid to us within 30-45 days after the invoice date.

Advertising and other. Advertising and other revenue includes revenue from arrangements not based on the referred players and includes advertising on our platform and onboarding fees. For advertising and other revenue, revenue is recognized on a straight-line basis over the term of the contract.

Data

Subscription. Data revenue consists of consumer and enterprise subscription revenue from data, data analytics and data syndication services. For subscription revenue, the Group considers each subscription to be a separate performance obligation. The Group satisfies its performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. The Group records deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Marketing	29,575	28,595	60,311	55,851
Data	10,019	1,946	19,918	3,905
Total revenues	39,594	30,541	80,229	59,756
The Group presents revenue as disaggregated by market based on the location of end user as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
North America	19,111	12,257	40,099	27,073
U.K. and Ireland	11,057	9,911	22,140	18,831
Other Europe	6,638	5,789	12,576	9,583
Rest of the world	2,788	2,584	5,414	4,269
Total revenues	39,594	30,541	80,229	59,756
Presentation of revenue by market based on the location for the comparative period was adjusted to consistently reflect changes in revenue classification. It resulted in a reclassification from Other Europe to Rest of the world by $142 and $209 for the three and six months ended June 30, 2024, respectively.

The Group presents disaggregated revenue by monetization type as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Performance marketing	24,948	24,219	50,679	47,592
Subscription	10,019	1,946	19,918	3,905
Advertising & other	4,627	4,376	9,632	8,259
Total revenues	39,594	30,541	80,229	59,756

During the three months ended June 30, 2025, performance marketing revenue was generated by the following categories: CPA 37%, revenue share 26% and hybrid 37%, compared to 41%, 28% and 31%, respectively, during the three months ended June 30, 2024. During the six months ended June 30, 2025, performance marketing revenue was generated by the following categories: CPA 38%, revenue share 25% and hybrid 37%, compared to 47%, 21% and 32%, respectively, during the six months ended June 30, 2024.

The Group also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Casino	23,737	22,073	48,313	41,883
Sports	15,139	8,310	30,640	17,611
Other	718	158	1,276	262
Total revenues	39,594	30,541	80,229	59,756

Presentation of revenue by product type for the current and comparative period was adjusted to consistently reflect changes in revenue classification. It resulted in a reclassification from Other to Sports of $117 for the six months ended June 30, 2025 and a reclassification of $130 and $294, for the three and six months ended June 30, 2024, respectively.
Contract balances
The following table provides contract assets and contract liabilities from contracts with customers:

	As of June 30, 2025	As of December 31, 2024
Contract assets	324	252
Contract liabilities	(4,701)	(2,616)
The contract assets primarily relate to the Group’s rights to consideration for services provided but not yet billed at the reporting date. The contract assets mainly relate to performance marketing revenue and subscription and content syndication revenue. The contract assets are transferred to receivables when the rights become unconditional and an invoice is issued.
The contract liabilities primarily relate to the advances received from customers for subscriptions purchased on the RotoWire.com and OddsJam.com websites, for which revenue is recognized over time. It is expected that deferred income will be recognized as revenue over the next year.

The following table shows how much of the revenue recognized in the three and six months ended June 30, relates to brought forward contract liabilities.

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Subscription	780	563	1,902	1,714

Customers
For both the three and six months ended June 30, 2025, our top ten customers accounted for 25% of our revenue and no single customer generated at least 10% of the Group’s total revenue for the period. For the three and six months ended June 30, 2024, our top ten customers accounted for 31% and 36% of our revenue, respectively, and no single customer generated at least 10% of the Group’s total revenue for the period.

20. OPERATING EXPENSES

Sales and marketing expenses

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
People costs	8,491	6,615	16,638	12,872
Employees' bonuses related to acquisition (Note 5)	347	—	347	—
External marketing expenses	2,459	1,507	5,025	3,027
External content	786	694	1,518	1,742
Amortization of acquired intangible assets	1,653	1,057	3,863	1,230
Share-based payment expense	419	240	790	404
Software and subscriptions	730	286	1,015	507
Other	501	314	889	543
Total sales and marketing expenses	15,386	10,713	30,085	20,325

Technology expenses

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
People costs	3,291	2,269	6,392	4,724
Employees' bonuses related to acquisition (Note 5)	243	—	243	—
Amortization of internally developed intangibles	467	307	835	589
Amortization of acquired technology and software	797	—	1,598	—
Software and subscriptions	582	336	1,298	611
Share-based payment expense	98	16	160	65
Hosting costs	241	64	563	160
Other	422	102	775	160
Total technology expenses	6,141	3,094	11,864	6,309

General and administrative expenses

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
People costs	3,723	3,110	7,179	6,100
Share-based payment and related expenses	1,705	1,464	2,681	2,088
Legal and consultancy fees	1,008	931	2,376	1,729
Acquisition related costs	378	(450)	703	357
Insurance	106	96	215	205
Short-term leases	10	126	49	280
Amortization of right-of-use assets	299	186	570	285
Depreciation of property and equipment	157	71	283	141
Software and subscriptions	425	310	794	604
Other	611	393	1,181	752
Total general and administrative expenses	8,422	6,237	16,031	12,541

During the three months ended June 30, 2024, accounting treatment related to the acquisition of the Freebets.com Assets was finalized which resulted in capitalization of $450 acquisition related costs incurred during the three months ended March 31, 2024.
Fair value movement on contingent consideration

The fair value movement on contingent consideration for the three and six months ended June 30, 2025 is directly associated with the OddsJam Acquisition and is driven by changes in circumstances, rather than by new information about conditions that existed at the OddsJam Acquisition closing date. These changes primarily reflect Odds Holdings’ performance during the period, which exceeded initial expectations as a result of synergies realized following the OddsJam Acquisition which generated post-acquisition revenue growth and cost optimization.

21. FINANCE INCOME AND FINANCE EXPENSES

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Foreign exchange gain	4,376	200	8,234	1,070
Interest income	54	30	90	104
Total finance income	4,430	230	8,324	1,174

Finance expense consists of the following:
Foreign exchange loss	345	2	435	153
Unwinding of deferred consideration	—	426	211	679
Interest expense on lease liabilities	78	55	152	89
Interest expense on borrowings(1)	1,685	390	3,689	390
Cash flow hedge - ineffective portion of changes in fair value (Note 4)	11	—	11	—
Other finance results	199	24	321	40
Total finance expenses	2,318	897	4,819	1,351
Net finance income (expense)	2,112	(667)	3,505	(177)
(1) Interest expense on borrowings is partially offset by the net interest income of $414 from the settlements of the derivative financial instrument used to hedge liabilities for the three and six months ended June 30, 2025.

Foreign exchange gain and loss of the Group are comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and related to loan, cash and cash equivalents and intercompany balances.

The unwinding of deferred consideration is associated with the unwinding of the discount applied to the valuation of the deferred consideration for the acquisition of the Freebets.com Assets during the six months ended June 30, 2025. The final deferred consideration amount for the acquisition of the Freebets.com Assets was paid in April 2025, and as a result, the Group will not incur further expenses related to this transaction.

The unwinding of deferred consideration is mainly associated with the unwinding of the discount applied to the valuation of deferred consideration for the acquisition of Freebets.com Assets during the three months ended June 30, 2024, and the deferred consideration for the acquisition of BonusFinder and the Freebets.com Assets during the six months ended June 30, 2024. The final deferred consideration amount for the acquisition of BonusFinder was paid in April 2024, and as a result, the Group will not incur further expenses related to this transaction.

22. BASIC AND DILUTED INCOME PER SHARE
Basic net income per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period (amounts are in USD thousand except shares and per share amounts).

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Net (loss) income for the period attributable to shareholders	(13,415)	6,930	(2,181)	14,229
Weighted-average number of ordinary shares, basic	35,679,467	36,724,946	35,627,074	36,906,748
Net (loss) income per share attributable to shareholders, basic	(0.38)	0.19	(0.06)	0.39

Net (loss) income for the period attributable to shareholders	(13,415)	6,930	(2,181)	14,229
Weighted-average number of ordinary shares, diluted	35,679,467	36,990,785	36,244,021	37,212,252
Net (loss) income per share attributable to shareholders, diluted	(0.38)	0.19	(0.06)	0.38

The calculation of diluted income per share has been based on the following weighted-average number of ordinary shares outstanding after adjustment for the effect of all dilutive potential ordinary shares:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Weighted-average number of ordinary shares (basic)	35,679,467	36,724,946	35,627,074	36,906,748
Effect of share options and warrants	—	265,839	275,710	305,504
Unvested ordinary shares	—	—	341,237	—
Weighted-average number of ordinary shares (diluted)	35,679,467	36,990,785	36,244,021	37,212,252

Options and RSUs to purchase or acquire 6,149,696 and 6,056,135 ordinary shares were outstanding at June 30, 2025 and 2024, respectively, that could potentially be dilutive in the future (see Note 13).

For the three months ended June 30, 2025, (i) 4,423,689 (June 30, 2024: 4,898,088) options and (ii) 313,851 (June 30, 2024: 593,907) RSUs were each excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.

For the six months ended June 30, 2025, (i) 4,116,770 (June 30, 2024: 4,856,301) options and (ii) Nil (June 30, 2024: 593,907) RSUs were each excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.

For disclosures regarding the number of outstanding shares, see Note 11.

23. INCOME TAX (CREDIT) CHARGE

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Current tax expense	1,330	533	7,796	1,355
Deferred tax (credit) charge (Note 18)	(172)	190	(6,923)	450
	1,158	723	873	1,805
The expected weighted average tax rate of the Group amounted to (9)% and 9% for the three months ended June 30, 2025 and 2024, respectively, and (67)% and 11% for the six months ended June 30, 2025 and 2024, respectively.

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Income before tax	(12,257)	7,653	(1,308)	16,034
Expected tax expense	(4,406)	995	(3,008)	1,817
Tax effects of:
Disallowed expenses	6,696	(157)	6,650	156
Unrecognized deferred tax	(927)	(115)	(2,512)	(110)
Change in estimates related to prior periods	—	34	—	65
Tax incentives	—	(54)	—	(108)
Changes in tax rates	(364)	—	(364)	—
Other	159	20	107	(15)
	1,158	723	873	1,805
During the six months ended June 30, 2025, the Group paid net tax of $8,001 (June 30, 2024: paid net tax of $1,440).
Amounts recognized in Other Comprehensive income

	Three Months Ended June 30, 2025			Six Months Ended June 30, 2025
	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
Items that are or may be reclassified subsequently to profit or loss
Cash flow hedge - effective portion of changes in fair value	(3,050)	381	(2,669)	(3,050)	381	(2,669)
Cash flow hedges - reclassified to profit or loss	2,313	(289)	2,024	2,313	(289)	2,024
	(737)	92	(645)	(737)	92	(645)

24. RELATED PARTY TRANSACTIONS

Related parties comprise the Group’s significant shareholders (beneficial owners of more than 5% of any class of the Group’s voting securities), directors and executive officers, and immediate family members of the foregoing persons. No other related parties with joint control or significant influence were identified. Related party transactions are approved by the Group’s Audit Committee or board of directors in accordance with the Group’s Related Party Transactions Policy.

Directors’ and key management emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including directors. Compensation paid or payable to key management formed a part of general and administrative costs, and was comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Remuneration to key management and executive directors	1,730	1,466	3,158	2,816
Non-executive directors’ fees	696	620	824	764
	2,426	2,086	3,982	3,580
The emoluments paid to the directors (executive and non-executive) during the three months ended June 30, 2025 and 2024 amounted to $1,850 and $1,462, respectively. The emoluments paid to the directors (executive and non-executive) during the six months ended June 30, 2025 and 2024 amounted to $2,956 and $2,108, respectively.

The following transactions were incurred with related parties:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Remuneration expense	1,008	858	1,914	1,855
Share-based payments	1,418	1,228	2,068	1,725
	2,426	2,086	3,982	3,580
As at June 30, 2025 and December 31, 2024, the balance outstanding to key management and non-executive directors was $777 and $1,192, respectively, and were included within accruals as the amounts are expected to be paid in less than one year.
As at June 30, 2025 and December 31, 2024, the following share options, including Founders’ Awards, RSUs and restricted shares were held by related parties:

	As of June 30, 2025	As of December 31, 2024
Share options held by key management, executive directors and non-executive directors	4,700,108	4,671,768
RSUs held by key management and executive directors	365,356	222,113
Restricted shares held by non-executive directors	44,086	56,995

During the six months ended June 30, 2025 and 2024, the Company granted 198,771 and 222,132 RSUs, respectively, to key management (see Note 14).

During the six months ended June 30, 2025 and 2024 there were 44,086 and 56,995 restricted share awards, respectively, issued to non-executive directors (see Note 14).

During the six months ended June 30, 2025 and 2024, the Company also granted 28,340 and 41,787 share options, respectively, to a non-executive director (see Note 14).

25. COMMITMENTS AND CONTINGENCIES

Swish Litigation

On December 27, 2024, Swish Analytics, Inc. (“Swish”) initiated a civil action in the Superior Court of the State of California (the “Court”) against OddsJam, Inc. and OpticOdds, Inc., (which was acquired on January 1, 2025, as previously discussed) alleging misappropriation of proprietary odds information, restitution/unjust enrichment and unfair competition. Swish is seeking injunctive relief, restitution and monetary damages. On January 27, 2025, the Company filed with the Court, and subsequently withdrew, a motion to quash service of process for lack of personal jurisdiction. On July 21, 2025, the Company filed with the Court a notice of demurrer and demurrer to Swish’s complaint with respect to all of Swish’s causes of action. The Company is unable to reasonably estimate any potential outcome of this matter. The Company believes these claims are entirely without merit and intends to vigorously defend such allegations.

26. EVENTS AFTER THE REPORTING PERIOD

Borrowings

On July 1, 2025, the Company made a $2,800 principal repayment on the term loan facility and an interest payment of $1,600 associated with the term loan facility and revolving credit facility.

Enters into Definitive Agreement to Acquire Spotlight.Vegas

On August 14, 2025, the Company’s wholly-owned subsidiary, GDC America, Inc., a Florida corporation (“GDCA”), entered into a Membership Interest Purchase Agreement (the “Spotlight.Vegas Purchase Agreement”) with BGMD Holdings LLC (d/b/a Spotlight.Vegas), a Nevada limited liability company (“Spotlight.Vegas”), OSR Holdings LLC, a Nevada limited liability company (“OSR”), VRMG Partners Inc. (“VRMG”), a Nevada corporation, NLX Holdings Inc., a Nevada corporation (“NLX” and, together with OSR and VRMG, the “Sellers”), and Douglas M. Osrow, as representative of the Sellers. Spotlight.Vegas helps consumers access experiences such as live events and local attractions through its online booking platform.

Pursuant to the Spotlight.Vegas Purchase Agreement, the Group has agreed to acquire Spotlight.Vegas for an aggregate purchase price equal to (i) $8,000, payable at Closing (as defined below) (the “Closing Consideration”), plus (ii) earnout payments of up to $22,000 (the “Earnout Consideration”), subject to certain performance targets being achieved through the end of 2027 (the “Spotlight.Vegas Acquisition”). We may elect, at our sole discretion, to pay up to 25% of the Closing Consideration and up to 50% of the Earnout Consideration in our ordinary shares, with the remaining portions to be paid in cash.

The Spotlight.Vegas Acquisition is expected to close on September 1, 2025 (“Closing”), subject to the satisfaction or waiver of customary closing conditions.

Share Repurchase Program

In August 2025, the Company’s board of directors approved additional repurchases under the share repurchase program of up to $10,000 of the Company’s ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Total repurchase availability under the program as of August 12, 2025, prior to the approved increase discussed in the previous sentence, was $10,000.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a fast-growing provider of marketing and sports data services for the global online gambling industry. We help online gambling operators, including for online casino and sports betting, reach high intent audiences and acquire new customers in 19 national markets across more than ten languages through a platform of marketing technologies and premier branded websites including Gambling.com, Bookies.com and Casinos.com. Through our sports data platform and under the OddsJam, OpticOdds and RotoWire brands, we assist consumers and power enterprises to succeed in sports betting and fantasy sports.

We have a workforce of more than 600 employees and operate globally, primarily from offices in the Ireland and the United States. Our principal executive offices are located at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands.

Marketing

We utilize our proprietary marketing technology platform and portfolio of premier branded websites including Gambling.com, Bookies.com, Casinos.com and Freebets.com, in addition to over 50 local websites to help online gambling operators target high intent audiences and acquire new customers. We tailor each one of our websites to different user interests and markets within the online gambling industry by producing original content relating to the sector, such as news, odds, statistics, product reviews and product comparisons of locally available online gambling services. We utilize our marketing technology platform, websites, and media partnerships to attract online gamblers through online marketing efforts and refer these online gamblers to operators licensed by gambling regulators. In this way, we provide enterprise marketing services to online gambling operators.

We primarily generate revenue through performance marketing by referring online gamblers from one of our websites to online gambling operators. When these referred online gamblers are converted by the gambling operators into actual paying players, by registering a new account and making a deposit into that account, this online gambler becomes one of our referred players. Each of our referred players entitles us to remuneration pursuant to our agreements with the online gambling operator. Our performance marketing agreements are primarily based on a revenue share model, Cost Per Acquisition model (also referred to as CPA), or a combination of both, which is referred to as hybrid. We also generate advertising and other revenue from arrangements not based on the referred players including advertising and onboarding fees on our websites.

As we are compensated primarily on a performance-based model, our revenue depends overwhelmingly on the quantity and quality of traffic we can provide to our customers, rather than on our commercial team’s ability to sell advertising based on fixed fees or placements. Our commercial team focuses on finding high performing partners and curating the relationship with our existing partners to improve and expand our business relationships.

Our revenue performance can be optimized by selecting the best commercial model available to us from each of our customers. Usually, some combination of the models will be offered and it is incumbent on us to select and negotiate our preferable model. The operators’ favored model tends to vary over time depending on internal priorities and personnel. Internally, we are agnostic as to the superiority of any one of the three performance marketing models. We have a predictive analytics system which estimates the value to us of each of these models based on each operator, product and market and we simply choose the one that our systems predict will yield the best results.

Online gamblers generally locate our websites via search engines, and we are thus dependent on the effective implementation of Search Engine Optimization (“SEO”) strategies across our portfolio of websites. We plan to organically increase our market share by continuing to deliver best in class content on our branded websites through the efficient use of our technology platforms. Google and other search engines are increasingly adept at identifying the high-quality content which deserves prominence. Our investments in content, product and website delivery thus naturally result in strong search engine rankings.

Data

We utilize our proprietary sports data platform and our RotoWire.com, Oddsjam.com and Opticodds.com brands and websites to assist consumers and power enterprises to succeed in sports betting and fantasy sports. We monetize our brands and websites through consumer and enterprise subscriptions services for premium fantasy sports content and real time sports betting odds analytics.

The foundation of our data services came through the acquisitions of RotoWire in 2022 and Odds Holdings, Inc. in January 2025, which provided us with complementary recurring subscription revenue independent of our online gambling marketing business. These acquisitions contributed to expanding our total addressable market within the online gambling ecosystem.
Acquisition of Odds Holdings, Inc.

On January 1, 2025, we completed our acquisition (the “OddsJam Acquisition”) of Odds Holdings, Inc., a Delaware corporation (“Odds Holdings”), the operator of OddsJam.com and OpticOdds.com, pursuant to the Agreement and Plan of Merger dated December 12, 2024 (the “OddsJam Merger Agreement”), by and among the Company, Odyssey Merger Corp., a Delaware corporation and wholly-owned indirect subsidiary of the Company (“Merger Sub”), Odds Holdings, and Shareholder Representative Services LLC, solely in its capacity as representative of the shareholders of Odds Holdings (the “OH Shareholders”). Merger Sub was merged with and into Odds Holdings, with Odds Holdings surviving as our indirect wholly owned subsidiary.

Pursuant to the OddsJam Merger Agreement, we acquired Odds Holdings for an aggregate purchase price equal to (i) $80.0 million, paid at closing on January 1, 2025 (“Closing”) through a combination of (a) $70.0 million in cash, adjusted for working capital and indebtedness, and (b) $10.0 million in the Company’s ordinary shares (“Ordinary Shares”) issued at Closing (the “Closing Share Consideration”), plus (ii) future contingent consideration of up to $80.0 million (the “Earnout Consideration”). The amount of the Earnout Consideration will be based on growth in contribution of the Odds Holdings business during the calendar years of 2025 and 2026, in each case, payable following the end of the applicable measurement period. We may elect, at our sole discretion, to pay up to 50% of such Earnout Consideration in our Ordinary Shares (the “Earnout Share Consideration”), with the remaining portion to be paid in cash.

Recent Developments

Enters into Definitive Agreement to Acquire Spotlight.Vegas

On August 14, 2025, our wholly-owned subsidiary, GDC America, Inc., a Florida corporation (“GDCA”), entered into a Membership Interest Purchase Agreement (the “Spotlight.Vegas Purchase Agreement”) with BGMD Holdings LLC (d/b/a Spotlight.Vegas), a Nevada limited liability company (“Spotlight.Vegas”), OSR Holdings LLC, a Nevada limited liability company (“OSR”), VRMG Partners Inc. (“VRMG”), a Nevada corporation, NLX Holdings Inc., a Nevada corporation (“NLX” and, together with OSR and VRMG, the “Sellers”), and Douglas M. Osrow, as representative of the Sellers (collectively, the “Parties”). Spotlight.Vegas helps consumers access experiences such as live events and local attractions through its online booking platform.

Pursuant to the Spotlight.Vegas Purchase Agreement, we have agreed to acquire Spotlight.Vegas for an aggregate purchase price equal to (i) $8.0 million, payable at Closing (as defined below) (the “Closing Consideration”), plus (ii) earnout payments of up to $22.0 million (the “Earnout Consideration”), subject to certain performance targets being achieved through the end of 2027 (the “Spotlight.Vegas Acquisition”). We may elect, at our sole discretion, to pay up to 25% of the Closing Consideration and up to 50% of the Earnout Consideration in our ordinary shares, with the remaining portions to be paid in cash.

The Parties have made customary representations and warranties in the Spotlight.Vegas Purchase Agreement. The Spotlight.Vegas Purchase Agreement also contains customary covenants and agreements, including, among others, covenants and agreements relating to (a) the conduct of each of the Parties’ businesses during the period between the execution of the Spotlight.Vegas Purchase Agreement and Closing, and (b) the efforts of the Parties to cause the Spotlight.Vegas Acquisition to be completed.

The Spotlight.Vegas Acquisition is expected to close on September 1, 2025 (“Closing”), subject to the satisfaction or waiver of customary closing conditions, including (a) the accuracy of the representations and warranties of each Party (subject to specified materiality standards and customary qualifications), (b) compliance by each Party in all material respects with their respective covenants under the Spotlight.Vegas Purchase Agreement, (c) the absence of a material adverse effect on Spotlight.Vegas, and (d) the absence of any law or order preventing the closing of the Spotlight.Vegas Acquisition.

The Spotlight.Vegas Acquisition contains certain termination rights for each of GDCA and the Sellers, including, among other rights, the right to terminate (a) by mutual written consent of GDCA and the Sellers, (b) by GDCA or the Sellers, if (1) the Closing has not occurred on or before October 1, 2025, or (2) the other party breaches any of their respective representations or warranties or if such party fails to perform their respective covenants such that certain conditions to Closing cannot be satisfied, and the breach or breaches of such representations or warranties or the failure to perform such covenant, as applicable, is not cured or cannot be cured in accordance with the terms of the Spotlight.Vegas Purchase Agreement.

Cross-Currency Swap Agreement

Effective April 17, 2025, the Group entered into a cross-currency interest rate swap (“CCIRS”) agreement with Wells Fargo to synthetically convert the existing USD-denominated, floating rate Term Loan into Euro-denominated, fixed rate borrowings for the duration of the underlying Term Loan drawn under the Wells Fargo Amended and Restated Credit Agreement.

Rounding
We have made rounding adjustments to some of the figures included in this discussion and analysis of our financial condition and results of operations. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Results of Operations
The following discussion summarizes our unaudited results of operations for our one reportable segment for the three and six months ended June 30, 2025 and 2024. This information should be read together with our interim condensed consolidated financial statements and related notes included elsewhere in this Form 6-K.

	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change
	2025	2024	%	%
	(USD in thousands)
Revenue	39,594	30,541	30%	22%
Cost of sales	(2,713)	(1,436)	89%	78%
Gross profit	36,881	29,105	27%	20%
Sales and marketing expenses	(15,386)	(10,713)	44%	36%
Technology expenses	(6,141)	(3,094)	98%	87%
General and administrative expenses	(8,422)	(6,237)	35%	28%
Movements in credit losses allowance and write-offs	(142)	(741)	(81)%	(82)%
Fair value movement on contingent consideration	(21,159)	—	100%	100%
Operating (loss) profit	(14,369)	8,320	(273)%	(263)%
Finance income	4,430	230	1826%	1716%
Finance expenses	(2,318)	(897)	158%	144%
(Loss) income before tax	(12,257)	7,653	(260)%	(251)%
Income tax charge	(1,158)	(723)	60%	51%
Net (loss) income for the period attributable to shareholders	(13,415)	6,930	(294)%	(283)%
Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign currencies	4,004	(921)	(535)%	(511)%
Cash flow hedge - effective portion of changes in fair value	(3,050)	—	100%	100%
Cash flow hedges - reclassified to profit or loss	2,313	—	100%	100%
Related tax	92	—	100%	100%
Other comprehensive income (loss) for the period, net of tax	3,359	(921)	(465)%	(445)%
Total comprehensive (loss) income for the period attributable to the shareholders	(10,056)	6,009	(267)%	(258)%

	Reporting Currency			Constant Currency
	Six Months Ended June 30,		Change	Change
	2025	2024	%	%
	(USD in thousands)
Revenue	80,229	59,756	34%	32%
Cost of sales	(4,959)	(3,669)	35%	33%
Gross profit	75,270	56,087	34%	32%
Sales and marketing expenses	(30,085)	(20,325)	48%	46%
Technology expenses	(11,864)	(6,309)	88%	85%
General and administrative expenses	(16,031)	(12,541)	28%	26%
Movements in credit losses allowance and write-offs	(471)	(701)	(33)%	(34)%
Fair value movement on contingent consideration	(21,632)	—	100%	100%
Operating (loss) profit	(4,813)	16,211	(130)%	(129)%
Finance income	8,324	1,174	609%	598%
Finance expenses	(4,819)	(1,351)	257%	251%
(Loss) income before tax	(1,308)	16,034	(108)%	(108)%
Income tax charge	(873)	(1,805)	(52)%	(52)%
Net (loss) income for the period attributable to shareholders	(2,181)	14,229	(115)%	(115)%
Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign currencies	5,413	(3,515)	(254)%	(252)%
Cash flow hedge - effective portion of changes in fair value	(3,050)	—	100%	100%
Cash flow hedges - reclassified to profit or loss	2,313	—	100%	100%
Related tax	92	—	100%	100%
Other comprehensive income (loss) for the period, net of tax	4,768	(3,515)	(236)%	(234)%
Total comprehensive income for the period attributable to the shareholders	2,587	10,714	(76)%	(76)%

Revenue
We generate revenue from marketing and data services.

Marketing

Performance marketing. Performance marketing revenue consists of (i) CPA revenue from arrangements where we are paid exclusively by a single cash payment for each referred player, (ii) revenue share arrangements where we are paid exclusively by a share of the customer’s net gambling revenue ("NGR") from the referred players, and (iii) hybrid revenue from arrangements where we are paid by both a CPA commission and a revenue share commission from the referred players.

Within performance marketing, we consider each referred player to be a separate performance obligation. The performance obligation is satisfied at the point in time when the referral is accepted by the relevant online gambling operator. Revenue share fees for each referred player are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for the referral will occur when the ultimate fees are known.

CPA fees for each referred player are recognized when earned upon acceptance of the referral by the online gambling operator.

Fees generated by each customer during a particular month are typically paid to us within 30-45 days after the invoice date.

Advertising and other. Advertising, media and other revenue include revenue from arrangements not based on the referred players and include advertising on our platform and onboarding fees. For advertising, media and other revenue, revenue is recognized on a straight-line basis over the term of the contract.

Data

Subscription. Data revenue consists of consumer and enterprise subscription revenue from data, data analytics and data syndication services. For subscription revenue, we consider each subscription to be a separate performance obligation. We satisfy our performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. We record deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.

Total revenue increased by $9.1 million, or 30%, and by $20.5 million or 34%, for the three and six months ended June 30, 2025, respectively, as compared to the three and six months ended June 30, 2024, due to growth in both casino and sports and across North America, the U.K and Ireland, Other Europe, and Rest of the world, primarily driven by the OddsJam Acquisition and organic growth. On a constant currency basis, revenue increased $7.3 million, or 22%, and by $19.6 million or 32%, for the three and six months ended June 30, 2025, respectively, as compared to the three and six months ended June 30, 2024.

Significant proportions of our revenue were denominated in EUR, USD or GBP. Our reported revenues in future periods will continue to be affected by fluctuations in the EUR to USD and GBP to USD exchange rates. Refer to the section “Quantitative and Qualitative Disclosures About Market Risk - Transaction Exposure Sensitivity” for additional information.
The following tables set forth the breakdown of our revenue in thousands of USD and as percentages of total revenues for the years indicated.

	Three Months Ended June 30,			As a Percentage of Revenue		Six Months Ended June 30,			As a Percentage of Revenue
	2025	2024	Change	2025	2024	2025	2024	Change	2025	2024
	(USD in thousands)					(USD in thousands)
Marketing	29,575	28,595	3%	75%	94%	60,311	55,851	8%	75%	93%
Data	10,019	1,946	415%	25%	6%	19,918	3,905	410%	25%	7%
Total revenues	39,594	30,541	30%	100%	100%	80,229	59,756	34%	100%	100%
Our revenue disaggregated by market based on the location is as follows:

	Three Months Ended June 30,			As a Percentage of Revenue		Six Months Ended June 30,			As a Percentage of Revenue
	2025	2024	Change	2025	2024	2025	2024	Change	2025	2024
	(USD in thousands)					(USD in thousands)
North America	19,111	12,257	56%	48%	40%	40,099	27,073	48%	50%	45%
U.K. and Ireland	11,057	9,911	12%	28%	32%	22,140	18,831	18%	28%	32%
Other Europe	6,638	5,789	15%	17%	19%	12,576	9,583	31%	16%	16%
Rest of the world	2,788	2,584	8%	7%	9%	5,414	4,269	27%	6%	7%
Total revenues	39,594	30,541	30%	100%	100%	80,229	59,756	34%	100%	100%
Presentation of revenue by market based on the location for the comparative period was adjusted to consistently reflect changes in revenue classification. It resulted in a reclassification from Other Europe to Rest of the world by $142 and $209 for the three and six months ended June 30, 2024, respectively.

North America includes revenue from the United States and Canada. Other Europe includes revenue from European markets outside of the United Kingdom and Ireland, including Scandinavia, Germany, the Netherlands and Italy; Rest of the world includes revenue from Oceania, South America and other markets outside of Europe and North America. Revenue is disaggregated based on the location of online gamblers for performance marketing and location of clients for subscription services.

Revenue changed across our geographical markets during the three and six months ended June 30, 2025, compared to the three and six months ended June 30, 2024 as follows: North America grew by 56% and 48%, respectively, primarily due to growth in data revenue from the OddsJam Acquisition. U.K. and Ireland grew by 12% and 18%, respectively, Other Europe grew by 15% and 31%, respectively, and Rest of the world grew by

8% and 27%, respectively, due to organic growth in marketing revenue, and, in relation to the six months ended June 30, 2025, growth from the acquisition of the Freebets.com Assets.

Our revenue disaggregated by monetization was as follows:

	Three Months Ended June 30,			As a Percentage of Revenue		Six Months Ended June 30,			As a Percentage of Revenue
	2025	2024	Change	2025	2024	2025	2024	Change	2025	2024
	(USD in thousands)					(USD in thousands)
Performance marketing	24,948	24,219	3%	63%	79%	50,679	47,592	6%	63%	80%
Subscription	10,019	1,946	415%	25%	6%	19,918	3,905	410%	25%	7%
Advertising & other	4,627	4,376	6%	12%	15%	9,632	8,259	17%	12%	13%
Total revenues	39,594	30,541	30%	100%	100%	80,229	59,756	34%	100%	100%

During the three months ended June 30, 2025, performance marketing revenue was generated by the following categories: CPA 37%, revenue share 26% and hybrid 37%, compared to 41%, 28% and 31%, respectively, during the three months ended June 30, 2024. During the six months ended June 30, 2025, performance marketing revenue was generated by the following categories: CPA 38%, revenue share 25% and hybrid 37%, compared to 47%, 21% and 32%, respectively, during the six months ended June 30, 2024.

The revenue increase for the three and six months ended June 30, 2025 compared to the three and six months ended June 30, 2024 was driven by growth across performance marketing, subscription and advertising and other due to combination of organic growth, contribution from the OddsJam Acquisition, and, in relation to the six months ended June 30, 2025, growth from the acquisition of the Freebets.com Assets.
Our revenue disaggregated by product type from which it is derived was as follows:

	Three Months Ended June 30,			As a Percentage of Revenue		Six Months Ended June 30,			As a Percentage of Revenue
	2025	2024	Change	2025	2024	2025	2024	Change	2025	2024
	(USD in thousands)					(USD in thousands)
Casino	23,737	22,073	8%	60%	72%	48,313	41,883	15%	60%	70%
Sports	15,139	8,310	82%	38%	27%	30,640	17,611	74%	38%	29%
Other	718	158	354%	2%	1%	1,276	262	387%	2%	1%
Total revenues	39,594	30,541	30%	100%	100%	80,229	59,756	34%	100%	100%

Presentation of revenue by product type for the current and comparative periods were adjusted to consistently reflect changes in revenue classification. It resulted in a reclassification from Other to Sports by $117 for the six months ended June 30, 2025 and a reclassification of $130 and $294, for the three and six months ended June 30, 2024, respectively.
Revenue from Casino includes revenue from iGaming and social casino products. Revenue from Sports includes revenue from online sports betting and fantasy sports. Other revenue includes revenue from products other than Casino and Sports, including online poker and online bingo.

The revenue increase for the three and six months ended June 30, 2025, compared to the three and six months ended June 30, 2024 was driven by increased Casino revenue, Sports revenue and Other revenue and was due to a combination of organic growth, contribution from the OddsJam Acquisition, and, in relation to the six months ended June 30, 2025, growth from the acquisition of the Freebets.com Assets.

Cost of Sales

Cost of sales increased to $2.7 million and $5.0 million for the three and six months ended June 30, 2025, respectively, from $1.4 million and $3.7 million for the three and six months ended June 30, 2024, primarily due to higher costs driven by expanded efforts in partnership channels and increase in cost of sales related to the OddsJam Acquisition. Cost of sales is comprised of fees to partners, and data and payments solution expenses related to subscription revenue. In constant currency, cost of sales increased by $29.2 million, or 133%, and increased by $39.6 million, or 98%, in the three and six months ended June 30, 2025, respectively, compared to the three and six months ended June 30, 2024.

Operating Expenses

Total operating expenses increased by $30.5 million, or 147%, and increased by $40.2 million, or 101%, in the three and six months ended June 30, 2025, respectively, compared to the three and six months ended June 30, 2024. This is mainly due to the fair value movement on contingent consideration for the OddsJam Acquisition, an increase in people costs and related expenses across sales and marketing, technology and general and administrative functions to support the increase in revenue for the three and six months ended June 30, 2025 and as a result of the acquisitions of the Freebets.com Assets and the OddsJam Acquisition, as well as increased amortization expense related to the acquisition of the Freebets.com Assets and the OddsJam Acquisition. In constant currency, total operating expenses increased by $29.2 million, or 133%, and increased by $39.6 million, or 98%, in the three and six months ended June 30, 2025, respectively, compared to the three and six months ended June 30, 2024.

A significant proportion of our operating expenses were denominated in EUR. Our reported operating expenses in future periods will continue to be affected by fluctuations in the EUR to USD exchange rates. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk—Transaction Exposure Sensitivity” for additional information.

The following tables set forth the breakdown of our expenses in thousands of USD and as percentages of total revenues for the years indicated:
Sales and Marketing Expenses

	Three Months Ended June 30,			As a Percentage of Revenue		Six Months Ended June 30,			As a Percentage of Revenue
	2025	2024	Change	2025	2024	2025	2024	Change	2025	2024
	(USD in thousands)					(USD in thousands)
People costs	8,491	6,615	28%	21%	22%	16,638	12,872	29%	21%	22%
Employees' bonuses related to acquisition (Note 5)	347	—	100%	1%	—%	347	—	100%	—%	—%
External marketing expenses	2,459	1,507	63%	6%	5%	5,025	3,027	66%	6%	5%
External content	786	694	13%	2%	2%	1,518	1,742	(13)%	2%	3%
Amortization of acquired intangible assets	1,653	1,057	56%	4%	3%	3,863	1,230	214%	5%	2%
Share-based payment expense	419	240	75%	1%	1%	790	404	96%	1%	1%
Software and subscriptions	730	286	155%	2%	1%	1,015	507	100%	1%	1%
Other	501	314	60%	1%	1%	889	543	64%	1%	1%
Total sales and marketing expenses	15,386	10,713	44%	38%	35%	30,085	20,325	48%	37%	35%

People costs include commercial, marketing and content functions. Employees’ bonuses related to acquisition relate to exit bonuses associated with the OddsJam Acquisition. External marketing expenses include search engine optimization and other marketing activities. External content includes external content services such as articles published on our websites. Amortization of intangible assets relates to amortization of domain names, apps and customer contracts. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted share-based awards to purchase our ordinary shares. Other expenses include other external service providers.

Sales and marketing expenses increased by $4.7 million, or 44%, and by $9.8 million, or 48%, for the three and six months ended June 30, 2025, respectively, compared to the three and six months ended June 30, 2024. On a constant currency basis, sales and marketing expenses increased by $4.0 million, or 36%, and by $9.5 million, or 46%, for the three and six months ended June 30, 2025, respectively, compared to the three and six months ended June 30, 2024. Growth in sales and marketing expenses in the three and six months ended June 30, 2025 compared to the three and six months ended June 30, 2024 was primarily due to higher people costs as a result of the acquisitions of the Freebets.com Assets and the OddsJam Acquisition, new hires during the period and year-over-year salary increases, software and subscriptions increased as a result of higher headcount and higher amortization of intangible assets as a result of the OddsJam Acquisition.
A significant proportion of our sales and marketing expense were denominated in EUR.

Technology Expenses

	Three Months Ended June 30,			As a Percentage of Revenue		Six Months Ended June 30,			As a Percentage of Revenue
	2025	2024	Change	2025	2024	2025	2024	Change	2025	2024
	(USD in thousands)					(USD in thousands)
People costs	3,291	2,269	45%	8%	7%	6,392	4,724	35%	8%	8%
Employees' bonuses related to acquisition (Note 5)	243	—	100%	1%	—%	243	—	100%	—%	—%
Amortization of internally developed intangibles	467	307	52%	1%	1%	835	589	42%	1%	1%
Amortization of acquired technology and software	797	—	100%	2%	—%	1,598	—	100%	2%	—%
Software and subscriptions	582	336	73%	1%	1%	1,298	611	112%	2%	1%
Share-based payment expense	98	16	513%	—%	—%	160	65	146%	—%	—%
Hosting costs	241	64	277%	1%	—%	563	160	252%	1%	—%
Other	422	102	314%	1%	1%	775	160	384%	1%	1%
Total technology expenses	6,141	3,094	98%	15%	10%	11,864	6,309	88%	15%	11%
People costs include platform, web, and business intelligence technology functions. Employees’ bonuses related to acquisition relate to exit bonuses associated with the OddsJam Acquisition. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted share-based awards to purchase our ordinary shares. Hosting costs include expenses for servers and cloud services to operate and maintain online platforms. Other expenses include external service providers.
Technology expenses increased by $3.0 million, or 98%, and increased by $5.6 million, or 88%, for the three and six months ended June 30, 2025, respectively, compared to the three and six months ended June 30, 2024. On a constant currency basis, technology expenses increased by $2.9 million, or 87%, and by $5.5 million, or 85%, for the three and six months ended June 30, 2025, respectively, compared to the three and six months ended June 30, 2024. Growth in technology expenses in the three and six months ended June 30, 2025 compared to the three and six months ended June 30, 2024 was primarily due to higher people costs as a result of the OddsJam Acquisition, new hires during the periods and year-over-year salary increases, and higher amortization of intangible assets and hosting costs as a result of the OddsJam Acquisition.
A significant portion of our technology expenses were denominated in EUR.

General and Administrative Expenses

	Three Months Ended June 30,			As a Percentage of Revenue		Six Months Ended June 30,			As a Percentage of Revenue
	2025	2024	Change	2025	2024	2025	2024	Change	2025	2024
	(USD in thousands)					(USD in thousands)
People costs	3,723	3,110	20%	9%	10%	7,179	6,100	18%	9%	10%
Legal and consultancy fees	1,008	931	8%	3%	3%	2,376	1,729	37%	3%	3%
Acquisition related costs	378	(450)	(184)%	1%	(1)%	703	357	97%	1%	1%
Share-based payment and related expenses	1,705	1,464	16%	4%	5%	2,681	2,088	28%	3%	3%
Short-term leases	10	126	(92)%	—%	—%	49	280	(83)%	—%	—%
Insurance	106	96	10%	—%	—%	215	205	5%	—%	—%
Amortization of right-of-use assets	299	186	61%	1%	1%	570	285	100%	1%	—%
Depreciation of property and equipment	157	71	121%	—%	—%	283	141	101%	—%	—%
Software and subscriptions	425	310	37%	1%	1%	794	604	31%	1%	1%
Other	611	393	55%	2%	1%	1,181	752	57%	1%	1%
Total general and administrative expenses	8,422	6,237	35%	21%	20%	16,031	12,541	28%	19%	19%
People costs include our board of directors and executive management, finance, legal and human resource functions. Legal and consultancy fees include fees for external auditors, tax, legal, and other advisors. Acquisition-related costs include costs incurred in connection with closed or prospective acquisitions. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted share-based awards to purchase our ordinary shares. Short term leases relate to lease and other property expenses not classified as right-of-use assets. Amortization of right-of-use assets relates to amortization of leases under IFRS 16. Depreciation expense pertains to computer and office equipment. Other expenses include office expenses and travel and entertainment expenses.

General and administrative expenses increased by $2.2 million, or 35%, and by $3.5 million, or 28%, for the three and six months ended June 30, 2025, respectively, compared to the three and six months ended June 30, 2024. On a constant currency basis, general and administrative expenses increased by $1.8 million, or 28%, and by $3.3 million, or 26%, for the three and six months ended June 30, 2025, respectively, compared to the three and six months ended June 30, 2024. The increase in general and administrative expenses in the three and six months ended June 30, 2025 compared to the three and six months ended June 30, 2024 was primarily due to higher people costs as a result of new hires during the periods, year-over-year salary increases, an increase in SAAS subscriptions, and higher legal and consultancy fees.
A significant proportion of our general and administrative expenses were denominated in EUR.
Fair value movements on contingent consideration
The fair value movement on contingent consideration is directly associated with the OddsJam Acquisition. Movements in fair value are driven by changes in circumstances, rather than by new information about conditions that existed at the OddsJam Acquisition closing date. These changes primarily reflect Odds Holdings’ performance during the period, which exceeded initial expectations as a result of synergies realized following the OddsJam Acquisition which generated post-acquisition revenue growth and cost optimization. We expect to incur gains or losses related to the contingent consideration until December 2026 (see Note 5 to the interim condensed consolidated financial statements).

Finance Income and Finance Expense

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
	(USD in thousands)		(USD in thousands)
Foreign exchange gain	4,376	200	8,234	1,070
Interest income	54	30	90	104
Total finance income	4,430	230	8,324	1,174

Finance expense consists of the following:
Foreign exchange loss	345	2	435	153
Unwinding of deferred consideration	—	426	211	679
Interest expense on lease liabilities	78	55	152	89
Interest expense on borrowings(1)	1,685	390	3,689	390
Cash flow hedge - ineffective portion of changes in fair value (Note 4)	11	—	11	—
Other finance results	199	24	321	40
Total finance expenses	2,318	897	4,819	1,351
Net finance income (expense)	2,112	(667)	3,505	(177)
(1) Interest expense on borrowings is partially offset by the net interest income of $414 from the settlements of the derivative financial instrument used to hedge liabilities for the three and six months ended June 30, 2025.

Foreign exchange gain and loss of the Group are comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and related to loan, cash and cash equivalents and intercompany balances. For the three and six months ended June 30, 2025, the foreign exchange gain is presented net of an amount of $2.0 million that has been recycled from the accumulated hedging reserve to profit or loss in relation to the CCIRS designated as a cash flow hedge.

The unwinding of deferred consideration for the six months ended June 30, 2025 is associated with the unwinding of the discount applied to the valuation of the deferred consideration for the acquisition of the Freebets.com Assets. The final deferred consideration amount for the acquisition of the Freebets.com Assets was paid in April 2025, and as a result, the Group will not incur further expenses related to this transaction.

The unwinding of deferred consideration for the six months ended June 30, 2024 is associated with the unwinding of the discount applied to the valuation of deferred consideration for the acquisition of Freebets.com Assets during the three months ended June 30, 2024, and the deferred consideration for the acquisition of BonusFinder and the Freebets.com Assets during the six months ended June 30, 2024. The final deferred consideration amount for the acquisition of BonusFinder was paid in April 2024, and as a result, the Group will not incur further expenses related to this transaction.

Interest expense on borrowings for the three and six months ended June 30, 2025 and June 30, 2024 is attributable to the Wells Fargo Credit Facility and is recognized under the effective interest method. The interest expense recognized reflects the impact of the fixed rate Euro cash flows payable under the associated CCIRS, which synthetically swaps the original floating rate USD-denominated interest payments into fixed rate Euro-denominated obligations.

Taxation
We are subject to income taxes in the jurisdictions where we operate. The Group incurred current tax expenses of $1.3 million and $0.5 million, respectively, for the three months ended June 30, 2025 and 2024. The Group incurred current tax expenses of $7.8 million and $1.4 million, respectively, for the six months ended June 30, 2025 and 2024. Deferred tax included in the income tax charges amounted to a tax charge of $0.2 million and a tax charge of $0.2 million, respectively, for the three months ended June 30, 2025 and 2024 and a tax credit of $6.9 million and a tax charge of $0.5 million for the six months ended June 30, 2025 and 2024. The charges relate to the difference between the accounting and tax base of intangible assets, carried forward tax losses and other allowances.
As of June 30, 2025 and December 31, 2024, we had cumulative carried forward tax losses and other deductible allowances of $65.7 million and $59.8 million, respectively. As of June 30, 2025 and December 31, 2024, we had unutilized capital allowances of $31.0 million and $36.9 million, respectively, related to intangible assets.

Non-IFRS Financial Measures
Management uses both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.

The table below summarizes the IFRS and non-IFRS measures utilized by the Company as stated in its reporting currency and constant currency, as applicable, for the periods presented. See the following sections for a complete reconciliation of the IFRS to non-IFRS measures for each category.

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2025	2024	%	%	2025	2024	%	%
Net (loss) income for the period attributable to shareholders	(13,415)	6,930	(294)%	(283)%	(2,181)	14,229	(115)%	(115)%
Net (Loss) Income Margin	(34)%	23%			(3)%	24%
Net (loss) income per share attributable to shareholders, diluted	(0.38)	0.19	(295)%	(285)%	(0.06)	0.38	(116)%	(115)%
Adjusted net income for the period attributable to shareholders (1)	13,369	9,753	37%	29%	29,857	18,957	57%	55%
Adjusted net income per share attributable to shareholders, diluted (1)	0.37	0.26	42%	36%	0.82	0.51	61%	58%
Adjusted EBITDA	13,678	11,211	22%	15%	29,542	21,370	38%	36%
Adjusted EBITDA Margin	35%	37%			37%	36%
Cash flows generated by operating activities					18,140	8,999	102%
Free Cash Flow					15,812	14,176	12%
(1) Adjusted net income for the period attributable to shareholders and adjusted net income per share attributable to shareholders, diluted presented above for the three and six months ended June 30, 2024 have been recast as per the changed definition of adjusted net income as discussed below.
Adjusted Net Income and Adjusted Net Income Per Share

In the fourth quarter of 2024, we changed our definition of Adjusted net income, a non-IFRS financial measure, to net income attributable to shareholders adjusted to exclude the effect of non-recurring items, significant non-cash items, fair value movement on contingent consideration, unwinding of deferred consideration, employees’ bonuses related to acquisition, deferred revenue fair value adjustment, share-based payment and related expense, acquisition related costs, amortization expenses related to acquired businesses and assets, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Previously, Adjusted net income, a non-IFRS financial measure, was defined as net income attributable to shareholders excluding the fair value gain or loss related to contingent consideration, unwinding of deferred consideration, and certain employee bonuses related to acquisitions. We believe this more appropriately reflects the measurement of Adjusted net income as it includes adjustments for non-recurring items and significant non-cash items in addition to fair value movements related to contingent consideration and unwinding of deferred consideration.

Adjusted net income per diluted share is a non-IFRS financial measure defined as Adjusted net income attributable to shareholders divided by the diluted weighted average number of common shares outstanding.

We believe Adjusted net income and Adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove the effect of the fair value movement on contingent consideration, unwinding of deferred consideration, employees’ bonuses related to acquisition, deferred revenue fair value adjustment, share-based payment and related expense, acquisition related costs, amortization expenses related to acquired businesses and assets, and all other items associated with our acquisitions, during the limited period where these items are incurred. The unwinding of deferred consideration is associated with the unwinding of the discount applied to the valuation of the deferred consideration for the acquisition of the Freebets.com Assets during the six months ended June 30, 2025. The unwinding of deferred consideration and employee bonuses incurred until April 2024 relate to the Company’s acquisition of RotoWire and BonusFinder. See Note 5 of the consolidated financial statements for the year ended December 31, 2023 filed on March 21, 2024 for a description of the contingent and deferred considerations associated with our 2022 acquisitions.

While we use Adjusted net income and Adjusted net income per share as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted net income and Adjusted net income per share are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted net income and Adjusted net income per share is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted net income and Adjusted net income per share as compared to IFRS results are that Adjusted net income and Adjusted net income per share as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted net income and Adjusted net income per share may exclude financial information that some investors may consider important in evaluating our performance.

The following tables reconcile Adjusted net income and Adjusted net income per share, diluted from net income for the period attributable to the shareholders and net income per share attributed to shareholders, diluted as presented in the Consolidated Statements of Comprehensive (Loss) Income and for the period specified (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2025	2024	%	%	2025	2024	%	%
Revenue	39,594	30,541	30%	22%	80,229	59,756	34%	32%
Net (loss) income for the period attributable to shareholders	(13,415)	6,930	(294)%	(283)%	(2,181)	14,229	(115)%	(115)%
Net (loss) income margin	(34)%	23%			(3)%	24%

Net (loss) income for the period attributable to shareholders	(13,415)	6,930	(294)%	(283)%	(2,181)	14,229	(115)%	(115)%
Fair value movement on contingent consideration (1)	21,159	—	100%	100%	21,632	—	100%	100%
Unwinding of deferred consideration (1)	—	426	(100)%	(100)%	211	679	(69)%	(69)%
Employees' bonuses related to acquisition (Note 5) (1)	590	—	100%	100%	590	—	100%	100%
Deferred revenue fair value adjustment (1)	325	—	100%	100%	650	—	100%	100%
Share-based payment and related expense (1)	2,222	1,720	29%	22%	3,631	2,557	42%	40%
Acquisition related costs (1) (3)	378	(450)	(184)%	(179)%	703	357	97%	94%
Amortization expense related to acquired businesses and assets (2)	2,238	1,230	82%	72%	5,038	1,230	310%	304%
Tax effect of the adjusting items (2)	(128)	(103)	24%	17%	(417)	(95)	339%	330%
Adjusted net income for the period attributable to shareholders	13,369	9,753	37%	29%	29,857	18,957	57%	55%

(1) There is no tax impact from fair value movement on contingent consideration, unwinding of deferred consideration, share-based payment and related expense, employees’ bonuses related to acquisition, deferred income fair value adjustment related to acquisition and acquisition related costs.

(2) Tax effect of adjusting items is computed based on costs and certain amortization charges related to acquired businesses and assets using effective tax rate for each period as disclosed in Note 23.

(3) During the three months ended June 30, 2024, accounting treatment related to the acquisition of the Freebets.com Asset in April 2024 was finalized which resulted in capitalization of $0.5 million acquisition related costs incurred during the three months ended March 31, 2024.

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2025	2024	%	%	2025	2024	%	%
Net (loss) income per share attributable to shareholders, basic	(0.38)	0.19	(300)%	(290)%	(0.06)	0.39	(115)%	(115)%
Effect of adjustments for fair value movements on contingent consideration, basic	0.59	0.00	100%	100%	0.61	0.00	100%	100%
Effect of adjustments for unwinding of deferred consideration, basic	0.00	0.01	(100)%	(100)%	0.01	0.01	—%	(50)%
Effect of adjustments for employees' bonuses related to acquisition, basic	0.02	0.00	100%	100%	0.02	0.00	100%	100%
Effect of adjustments for deferred revenue fair value adjustment, basic	0.01	0.00	100%	100%	0.02	0.00	100%	100%
Effect of adjustments for share-based payment and related expense, basic	0.06	0.05	20%	20%	0.10	0.07	43%	43%
Effect of adjustments for acquisition related costs, basic	0.01	(0.01)	(200)%	(200)%	0.02	0.01	100%	100%
Effect of adjustments for amortization expense related to acquired businesses and assets, basic	0.06	0.03	100%	75%	0.13	0.03	333%	333%
Effect of tax adjustments, basic	0.00	0.00	—%	—%	(0.01)	0.00	(100)%	(100)%
Adjusted net income per share attributable to shareholders, basic	0.37	0.27	37%	32%	0.84	0.51	65%	62%
Net (loss) income per share attributable to ordinary shareholders, diluted	(0.38)	0.19	(295)%	(285)%	(0.06)	0.38	(116)%	(115)%
Adjusted net income per share attributable to shareholders, diluted	0.37	0.26	42%	36%	0.82	0.51	61%	58%

Adjusted net income attributable to shareholders presented above for the three and six months ended June 30, 2024 have been recast by $2.4 million and $4.0 million, respectively, to adjust for the impact of share-based payment and related expense, acquisition related costs, amortization expense related to acquired businesses and assets, and the related tax effect of the adjusting costs, as applicable.

The per share amounts in the table above are calculated using the weighted average basic and diluted shares per period, as detailed below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Weighted-average number of ordinary shares, basic	35,679,467	36,724,946	35,627,074	36,906,748
Weighted-average number of ordinary shares, diluted	35,679,467	36,990,785	36,244,021	37,212,252

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.

We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.

While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to EBITDA and Adjusted EBITDA from net income attributable to shareholders for the period as presented in the Consolidated Statements of Comprehensive (Loss) Income for the period specified (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2025	2024	%	%	2025	2024	%	%
	(USD in thousands)				(USD in thousands)
Net (loss) income for the period attributable to shareholders	(13,415)	6,930	(294)%	(283)%	(2,181)	14,229	(115)%	(115)%
Add back (deduct):
Interest expenses on borrowings and lease liability	1,763	445	296%	274%	3,841	479	702%	690%
Interest income	(54)	(30)	80%	66%	(90)	(104)	(13)%	(15)%
Income tax charge	1,158	723	60%	51%	873	1,805	(52)%	(52)%
Depreciation expense	157	71	121%	109%	283	141	101%	98%
Amortization expense	3,216	1,550	107%	96%	6,866	2,104	226%	221%
EBITDA	(7,175)	9,689	(174)%	(170)%	9,592	18,654	(49)%	(49)%
Share-based payment and related expense	2,222	1,720	29%	22%	3,631	2,557	42%	40%
Fair value movement on contingent consideration	21,159	—	100%	100%	21,632	—	100%	100%
Deferred revenue fair value adjustment	325	—	100%	100%	650	—	100%	100%
Unwinding of deferred consideration	—	426	(100)%	(100)%	211	679	(69)%	(69)%
Foreign currency translation gains, net	(4,031)	(198)	1936%	1820%	(7,799)	(917)	750%	738%
Cash flow hedge - ineffective portion of changes in fair value (Note 4)	11	—	100%	100%	11	—	100%	100%
Other finance results	199	24	729%	696%	321	40	703%	683%
Acquisition related costs (1) (2)	378	(450)	(184)%	(179)%	703	357	97%	94%
Employees' bonuses related to acquisition (Note 5)	590	—	100%	100%	590	—	100%	100%
Adjusted EBITDA	13,678	11,211	22%	15%	29,542	21,370	38%	36%
(1)The acquisition costs are related to completed business combinations of the Group.
(2)During the three months ended June 30, 2024, accounting treatment related to the asset acquisition in April 2024 was finalized which resulted in capitalization of $0.5 million acquisition related costs incurred during the three months ended March 31, 2024.

Adjusted EBITDA increased by 22% to $13.7 million for the three months ended June 30, 2025 compared to the three months ended June 30, 2024, driven by growth in revenue partially offset by increase in cost of sales and operating expenses. In constant currency, Adjusted EBITDA increased by 15% for the three months ended June 30, 2025.

Adjusted EBITDA increased by 38% to $29.5 million for the six months ended June 30, 2025 compared to the six months ended June 30, 2024, driven by growth in revenue partially offset by increase in operating expenses. In constant currency, Adjusted EBITDA increased by 36% for the six months ended June 30, 2025.

Below is the Adjusted EBITDA Margin calculation for the periods specified (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2025	2024	%	%	2025	2024	%	%
	(USD in thousands, except margin)				(USD in thousands, except margin)
Revenue	39,594	30,541	30%	22%	80,229	59,756	34%	32%
Adjusted EBITDA	13,678	11,211	22%	15%	29,542	21,370	38%	36%
Adjusted EBITDA Margin	35%	37%			37%	36%

Free Cash Flow

Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities less capital expenditures. In the second quarter of 2024, we changed our definition of Free Cash Flow to exclude from capital expenditures the cash flows related to asset acquisitions, in addition to cash flows related to business combinations. Previously, cash flows related to business combinations but not asset acquisitions were excluded from capital expenditures. We believe that this more appropriately reflects the measurement of Free Cash Flow as it includes capital expenditures related to internal development, ongoing maintenance and acquisition of property and equipment in the ordinary course of business but excludes discretionary acquisitions.
We believe Free Cash Flow is useful to our management team as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.

The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures because the measure does not deduct the payments required for debt payments and other obligations or payments made for acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.

Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statements of Cash Flows for the period specified (unaudited):

	Six Months Ended June 30,		Change
	2025	2024	$	%
	(USD in thousands)
Cash flows generated by operating activities	18,140	8,999	9,141	102%
Adjustment for items presented in operating activities:
Payment of deferred consideration	—	7,156	(7,156)	(100)%
Adjustment for items presented in investing activities:
Capital Expenditures (1):
Acquisition of property and equipment	(537)	(914)	377	(41)%
Capitalization of internally developed intangibles	(1,791)	(1,065)	(726)	68%
Free Cash Flow	15,812	14,176	1,636	12%
(1) Capital expenditures for Free Cash Flow are defined as the acquisition of property and equipment, and capitalized research and development costs, and excludes cash flows related to acquisitions accounted for as business combinations and asset acquisitions, as described above.

Free Cash Flow increased by 12% to $15.8 million for the six months ended June 30, 2025 compared to the six months ended June 30, 2024, driven by increased operating cash flows, partly offset by higher capitalization of internally developed intangibles.

Constant Currency
Changes in our financial results include the impact of changes in foreign currency exchange rates. We provide “constant currency” analysis, as if the EUR-USD exchange rate had remained constant period-over-period, to enhance the comparability of our operating results. When we use the term “constant currency,” we adjust for the impact related to the translation of our consolidated statements of comprehensive (loss) income from EUR to USD by translating financial data for the three and six months ended June 30, 2024 using the same foreign currency exchange rates that we used to translate financial data for the three and six months ended June 30, 2025.
Constant currency metrics should not be considered in isolation or as a substitute for reported results prepared in accordance with IFRS. Refer to “Results of Operations” for Management’s discussion of the constant currency impact for the three and six months ended June 30, 2025 with the three and six months ended June 30, 2024. For foreign exchange rates used, see “Note 3 – Summary of Significant Accounting Policies – Foreign Currency Translation,” within the Notes to the interim condensed consolidated financial statements included elsewhere in this Form 6-K. See “Quantitative and Qualitative Disclosures About Market Risk – Transaction Exposure Sensitivity” for additional information below in this Form 6-K.

Key Performance Indicator
Our Key Performance Indicator, or KPI, does not represent an IFRS based measurement. We define a new depositing customer (“NDC”) as a unique referral of a player from our system to one of our customers that satisfied an agreed performance obligation (typically making a deposit above a minimum threshold) with the customer and thereby triggered the right to a commission for us. Management uses NDCs as an indication of the performance of our websites or mobile apps as we generate commission revenues from customers based on the referred players. As such, we believe this is a meaningful metric in evaluating our operating performance.

While no estimation is necessary in quantifying NDCs, the KPI is subject to various risks, such as reliance on search engines, reliance on customer data, customer concentration, competition, licensing and regulation, and macroeconomic conditions. Refer to “Item 3. Key Information – Risk Factors” within our Annual Report on Form

20-F for the year ended December 31, 2024 for further risks associated with our business which could affect this KPI.

	Three Months Ended June 30,		Change	Six Months Ended June 30,		Change
	2025	2024	%	2025	2024	%
	(in thousands)
New Depositing Customers	108	108	—%	246	215	15%
NDCs remained consistent for the three months ended June 30, 2025 compared to the three months ended June 30, 2024. The 15% increase in NDCs for the six months ended June 30, 2025 compared to the six months ended June 30, 2024 was primarily driven by the Freebets.com Assets.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and as defined in the Private Securities Litigation Reform Act of 1995 (“PSLRA”) that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions. Forward-looking statements include, but are not limited to, such matters as:

•our ability to manage our continued expansion, including (i) in the United States, both into new states as they launch and in the United States generally, (ii) in other markets in which we currently operate, and (iii) expansion into other new markets;
•our ability to compete in our industry;
•our expectations regarding our financial performance, including our revenue, costs, EBITDA, and other non-IFRS measures;
•our ability to mitigate and address unanticipated performance problems on our websites or platforms;
•our ability to attract, retain, and maintain good relations with our customers;
•our ability to anticipate market needs or develop new or enhanced offerings and services to meet those needs;
•our ability to stay in compliance with laws and regulations, including gaming regulations and tax laws, that currently apply or may become applicable to our business and our expectations regarding various laws and restrictions that relate to our business;
•our ability to maintain, protect, and enhance our intellectual property;
•the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs, including to help finance potential acquisitions;
•our ability to anticipate the effects of existing and developing laws and regulations, including with respect to gaming and taxation, and privacy and data protection that relate to our business;
•our ability to identify, recruit, and retain skilled personnel, including key members of senior management;
•our ability to successfully identify, manage, consummate, and integrate any existing and potential acquisitions;
•our ability to successfully defend litigation brought against us;
•our ability to manage the increased expenses associated and compliance demands with being a public company;
•our ability to maintain our foreign private issuer status; and
•our ability to effectively manage our growth and maintain our corporate culture.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions, and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance, or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024.
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Form 6-K, to conform these statements to actual results or to changes in our expectations.

LIQUIDITY AND CAPITAL RESOURCES
Our principal sources of liquidity have been cash generated from operations and borrowings. As of June 30, 2025 and December 31, 2024, our cash deposited with banks was $18.7 million and $13.7 million, respectively, primarily in accounts with banks in the United States, Ireland and the United Kingdom. Additionally, as of June 30, 2025 and December 31, 2024, we had $70.5 million and $25.0 million, respectively, available under the Wells Fargo Amended and Restated Credit Agreement. Historically, our fundraising efforts related to the expansion of our business through acquisitions and the continued development of our platform.
We estimate based on cash on hand, cash generated from operations and Wells Fargo Credit Facility availability that we will have adequate liquidity to fund operations for at least twelve months from the issuance date of our interim condensed consolidated financial statements.

Wells Fargo Amended and Restated Credit Agreement

On March 19, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers (the “Borrowers”), and the Company, as guarantor, entered into a credit agreement (the “Original Wells Fargo Credit Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”), as lender. The Original Wells Fargo Credit Agreement provides for a three-year $25 million term loan and a $25 million revolving credit facility that was to mature on March 19, 2027.

Effective January 1, 2025, the Borrowers, and the Company entered into an Amended and Restated Credit Agreement (the “Wells Fargo Amended and Restated Credit Agreement”) with Wells Fargo, as lender, which amended the Original Wells Fargo Credit Agreement to increase the term loan commitments to $75 million and add Odds Holdings, Inc., OddsJam, Inc., and OpticOdds, Inc. as guarantors.

On February 28, 2025, the Borrowers and the Company entered into Amendment No. 1 to the Wells Fargo Amended and Restated Credit Agreement (“Amendment No. 1”), which amended the Wells Fargo Amended and Restated Credit Agreement for the following: (x) the credit facility increased from $100 million to $165 million, consisting of a revolving credit facility of $90 million (the “Revolving Credit Facility”) and a term loan of $75 million (the “Term Loan” and, together with the Revolving Credit Facility, the “Wells Fargo Credit Facility”), (y) the Wells Fargo Credit Facility was syndicated across multiple lenders and (z) the maturity date of the Wells Fargo Credit Facility was extended to February 28, 2028. Amendment No. 1 also modified certain other terms and definitions, including raising the uncommitted incremental facilities cap from $10 million to $50 million. References to the “Wells Fargo Amended and Restated Credit Agreement” herein also include Amendment No. 1 unless the context indicates otherwise.

Wells Fargo Securities, LLC, Axos Bank, and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, acted as joint lenders arrangers in connection with Amendment No 1. Wells Fargo, Axos Bank, First-Citizens Bank and Trust Company, Citibank, N.A., Texas Capital Bank, and Comerica Bank are lenders under the Wells Fargo Credit Facility.

The proceeds from the Wells Fargo Credit Facility are expected to be used for working capital, to settle deferred consideration, for permitted acquisitions, and for general corporate purposes and other permitted uses.

The Borrowers may designate each loan under the Wells Fargo Credit Facility as a (1) “Base Rate Loan”, (2) a “Term SOFR Loan”, or (3) a “Daily Simple RFR Loan.” A Base Rate Loan bears interest at (i) the highest of (a) a Prime Rate, (b) Federal Funds rate plus 0.50% and (c) Adjusted Term Secured Overnight Finance Rate (“SOFR”) for one-month tenor plus 1.00%, (ii) plus an applicable margin of 2.5% per annum (the “Applicable Margin”). A Term SOFR Loan bears interest at a rate of SOFR Rate plus 0.10% plus the Applicable Margin.

The Term Loan requires minimum annual repayment, beginning July 1, 2025, equal to 15% of the borrowed principal amount. Such installment payments shall be paid on a quarterly basis. The borrowers may prepay the Term Loan, and borrow, prepay and reborrow loans under the Revolving Credit Facility, without premium or penalty, subject to customary breakage costs for certain types of loans. Any outstanding principal balance under the Wells Fargo Credit Facility, together with accrued and unpaid interest, is due on the maturity date. The borrower also obligated to pay other customary fees for a credit facility of this size and type.

The obligations under the Wells Fargo Amended and Restated Credit Agreement are secured by substantially all of the assets of the Company and the wholly owned subsidiaries that are borrowers under the Wells Fargo Amended and Restated Credit Agreement.

The Wells Fargo Amended and Restated Credit Agreement requires the Borrowers to comply with a maximum leverage ratio not greater than 3.00 to 1.00 and a minimum liquidity requirement. Additionally, the Wells Fargo Amended and Restated Credit Agreement contains customary negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, create or incur liens, incur indebtedness, pay dividends or distributions on their capital stock, effect certain mergers, make investments, sell or otherwise dispose of assets and enter into transactions with affiliates, in each case subject to customary exceptions for a credit facility of this size and type.

The Wells Fargo Amended and Restated Credit Agreement includes customary events of default, and customary rights and remedies upon the occurrence of any event of default thereunder, including rights to accelerate the loans, terminate the commitments thereunder and realize upon the collateral securing the obligations under the Wells Fargo Amended and Restated Credit Agreement.

During the six months ended June 30, 2025, the full amount of the Term Loan of $75.0 million and $19.5 million under the Revolving Credit Facility were borrowed, and $23.4 million of the Term Loan was repaid. As of June 30, 2025, $70.5 million was available under the Revolving Credit Facility as of June 30, 2025.

Working Capital
Our working capital is mainly comprised of cash and cash equivalents, trade and other receivables, trade and other payables, deferred income, current contingent consideration amount payable in relation to the OddsJam Acquisition, and the current portion of the Wells Fargo Amended and Restated Credit Facility. As of June 30, 2025, we had negative working capital of $28.9 million compared to positive working capital of $5.2 million as of December 31, 2024. The change in working capital is primarily due to the increase in contingent consideration from the OddsJam Acquisition and settlement of the final deferred consideration amount for the acquisition of the Freebets.com Assets, partially offset by cash flows generated by operating activities and the net cash inflow from the proceeds from the Wells Fargo Amended and Restated Credit Agreement, after the repayment of interest and borrowings. Our trade and other receivables are amounts due from customers for services performed in the ordinary course of business. Such balances are typically classified as current. Our trade and other payables are obligations to pay for services that have been acquired in the ordinary course of business from suppliers. We believe that our current working capital, expected cash flow from operations and credit facility availability are sufficient to support our operations for at least 12 months from the issuance date of our interim condensed consolidated financial statements.

Cash Flow Analysis
The following table summarizes our cash flows for the period indicated:

	Six Months Ended June 30,		Change
	2025	2024	2025 vs 2024
	(USD in thousands)
Cash flows generated by operating activities	18,140	8,999	102%
Cash flows used in investing activities	(76,676)	(32,524)	136%
Cash flows generated from financing activities	62,864	6,061	937%
Net movement in cash and cash equivalents	4,328	(17,464)	(125)%
Cash Flows Generated by Operating Activities

Cash flows generated by operating activities of $18.1 million for the six months ended June 30, 2025 were the result of net loss before tax of $1.3 million, net finance income of $3.5 million, income tax paid of $8.0 million, working capital changes of $1.9 million and non-cash add backs related to depreciation and amortization of $7.1 million, fair value movement of contingent consideration of $21.6 million, movements in credit loss allowance and write-off of $0.5 million and share-based payment expense of $3.6 million.

Cash flows generated by operating activities of $9.0 million for the six months ended June 30, 2024 were the result of net income before tax of $16.0 million, net finance income of $0.2 million, income tax paid of $1.4 million, working capital changes of $4.1 million, a payment of deferred consideration in relation of the RotoWire and BonusFinder acquisitions of $7.2 million and non-cash add backs related to depreciation and amortization of $2.2 million, movements in credit loss allowance and write-off of $0.7 million and share-based payment expense of $2.6 million.

Cash Flows Used in Investing Activities

Cash flows used in investing activities of $76.7 million for the six months ended June 30, 2025 were the result of the OddsJam Acquisition, net of cash acquired of $63.6 million, payments of deferred consideration in relation to the acquisition of the Freebets.com Assets and the RotoWire acquisition of $10.5 million and $0.3 million, respectively, acquisition of property and equipment of $0.5 million and capitalized software development costs of $1.8 million. These were partially offset by interest received from bank deposits of $0.1 million.

Cash flows used in investing activities of $32.5 million for the six months ended June 30, 2024 were the result of an initial payment of $20.6 million for the Freebets.com Assets, a payment of $4.5 million in relation to the RotoWire acquisition, a payment of $5.6 million in relation to the BonusFinder acquisition, acquisition of property and equipment of $0.9 million and capitalized software development costs of $1.1 million. These were partially offset by interest received from bank deposits of $0.1 million.

Cash Flows Generated from Financing Activities

Cash flows generated from financing activities of $62.9 million for the six months ended June 30, 2025 were the net result of the proceeds from the Wells Fargo Amended and Restated Credit Agreement of $94.5 million, principal and interest proceeds from the derivative financial instruments used to hedge liabilities of $2.8 million and $1.3 million, respectively, and proceeds from exercised share options of $0.6 million. These were partially netted off by interest payments related to deferred consideration of $0.7 million, principal and interest settlements of the derivative financial instruments used to hedge liabilities of $2.9 million and $0.9 million, respectively, financial instruments issuance costs of $6.0 million, repayment of borrowings of $23.4 million, interest paid on borrowings of $1.9 million, and rent payments, including principal and implied interest, for long-term leases of $0.6 million.

Cash flows generated from financing activities of $6.1 million for the six months ended June 30, 2024 were the net result of the proceeds from the Original Wells Fargo Credit Agreement of $18.0 million and exercised share options of $0.6 million. These were netted off by repurchases of ordinary shares of $9.8 million, interest payments related to deferred consideration of $1.4 million, interest paid on borrowings of $0.2 million financial instruments issuance costs of $0.8 million and rent payments, including principal and implied interest, for long-term leases of $0.3 million.

CRITICAL ACCOUNTING ESTIMATES
The preparation of the interim consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and amounts reported in the interim consolidated financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
There have been no material changes or additions to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our Annual Report on Form 20-F for the year ended December 31, 2024, except for (i) estimates made by management as to future cash flow projections from the acquired business and selection of models to compute the fair value of the acquired components and their depreciation period (see Note 5) and (ii) estimates used to measure the fair value of the derivative financial instrument (see Note 4). Estimates and judgments used in deferred tax accounting are disclosed in Note 18.
Recent Accounting Pronouncements
There are no new IFRS or IFRS Interpretation Committee interpretations effective for the six months ended June 30, 2025 that have a material impact on our interim condensed consolidated financial statements. See Note 3 to our interim condensed consolidated financial statements included in this Form 6-K.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our operations are exposed to a variety of financial risks: market and currency risk, interest rate risk, contractual risk, credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Risk management is carried out by management under policies approved by our board of directors. Management identifies and evaluates financial risks in close cooperation with our operating segment. Our board of directors provides principles for overall risk management, as well as policies covering specific areas, such as interest rate risk, non-derivative financial instruments and investment of excess liquidity.

We are exposed to risks that arise from our use of financial instruments. Further quantitative information in respect of these risks is presented throughout our consolidated financial statements.
Market and Currency Risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

We have exposure to foreign currency risk. Sales invoicing to customers is primarily in EUR, USD and GBP amounts, and the majority of outgoing payments are in EUR and USD payments. Our cash balances are primarily in USD and EUR.

We carefully monitor exchange rate fluctuations and review their impact on our net assets and position. Exchange rates are negotiated with our main provider of banking services as and when needed. During the three and six months ended June 30, 2025, management identified an increased foreign exchange risk created by the USD-denominated Term Loan in a subsidiary which has the Euro as its functional currency. In order to minimize the exposure, effective April 17, 2025, the Group entered into the CCIRS to synthetically convert the existing USD-denominated, floating rate Term Loan into Euro-denominated, fixed rate borrowings for the duration of the underlying Term Loan drawn under the Wells Fargo Amended and Restated Credit Agreement.
The carrying amount of our foreign currency denominated net assets and monetary liabilities and details of the exposure as of June 30, 2025 and December 31, 2024 are shown in Note 4 to our interim condensed consolidated financial statements.
Transaction exposure relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). Translation exposure relates to net investments in foreign operations.
We have seen increased volatility in foreign exchange rates. The scale and duration of these developments remain uncertain and could impact our earnings and cash flow. As part of our risk management process, we are closely monitoring the situation, including factors as outlined in “Note 3–Risk Management” to the 2024 consolidated financial statements as it relates to our ability to continue as a going concern.
Transaction Exposure Sensitivity
In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. Effective April 17, 2025, we entered into a cross-currency swap agreement with Wells Fargo to synthetically convert the existing USD-denominated, floating rate Term Loan into Euro-denominated, fixed rate borrowings for the duration of the underlying Term Loan drawn under the Wells Fargo Amended and Restated Credit Agreement to manage its exposure to interest rate and foreign exchange risks.
The table below shows the immediate impact on net income before tax of a 10% strengthening in the closing exchange rate of significant currencies to which we had exposure for the six months ended June 30, 2025 and 2024. The impact on net income or loss is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of the entity. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

Increase in Net Income Before Tax:	USD	GBP
	(in thousands)
June 30, 2025	8,488	742
June 30, 2024	1,259	232
Interest Rate Risk
Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. Our exposure to interest rate risk as of June 30, 2025 arises from non-current borrowings at variable rates. The CCIRS entered into with Wells Fargo, effective April 17, 2025, minimizes the exposure to interest rate risk since it effectively converts the variable interest rate on the Term Loan into a fixed interest rate.
Contractual Risk
In the ordinary course of business, we contract with various third parties. These contracts may include performance obligations, indemnities and/or contractual commitments. Management monitors our performance and any relevant counterparties against such contractual conditions to mitigate the risk of material, adverse non-compliance.
Credit Risk
Credit risk is the financial loss if a customer or counterparty to financial instruments fails to meet its contractual obligations. Credit risk arises from our cash and cash equivalents and trade receivables and other balances. The concentration of our credit risk is considered by counterparty, geography and currency. We give careful consideration to which organizations we use for our banking services in an effort to minimize credit risk.
We use forward-looking information in our analysis of expected credit losses for all instruments, which is limited to the carry value of cash and cash equivalents and trade and other balances. Our management considers the above measures to be sufficient to control the credit risk exposure.

Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. This risk relates to our prudent liquidity risk management and implies maintaining sufficient cash balances. Ultimate responsibility for liquidity risk management rests with our board of directors. Our board of directors manages liquidity risk by regularly reviewing our cash requirements by reference to short-term cash flow forecasts and medium-term working capital projections prepared by management.
The following table presents our future material cash requirements as of June 30, 2025 (in thousands of USD):

	Less Than 1 Year	Between 1 and 2 Years	More Than 2 Years	Total
Non-derivative financial instruments
Deferred payables	—	439	—	439
Contingent consideration (1)	40,000	9,196	—	49,196
Borrowings and interest(2)	21,813	16,581	72,308	110,702
Lease liability	1,541	1,375	3,259	6,175
Trade and other payables(3)	5,677	—	—	5,677
	69,031	27,591	75,567	172,189
Derivative financial instrument
Cross-currency interest rate swap used for hedging:
Outflow	14,803	14,273	52,898	81,974
Inflow	(15,604)	(14,818)	(51,596)	(82,018)
	(801)	(545)	1,302	(44)
(1) See Note 5 for settlement of the contingent consideration. .
(2) The amounts above include contractual interest obligations for floating rate borrowings as at June 30, 2025 based on the amortization schedule for such borrowings and the interest rate as at June 30, 2025.
(3) The amounts above include trade payables, accrued general expenses and other financial liabilities.

Capital Risk
Our capital structure is comprised entirely of shareholders’ equity, including share capital, share premium and accumulated deficits.

When managing capital, our objective is to maintain adequate financial flexibility to preserve our ability to meet our current and long-term financial obligations. Our capital structure is managed and adjusted to reflect changes in economic conditions.

We fund our expenditures on commitments from existing cash and cash equivalent balances.

Financing decisions are made by our board of directors based on, among other things, forecasts of the expected timing and level of capital and operating expenditure required to meet our commitments and development plans.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Share Repurchase Program

In May 2022, a repurchase program of up to 30 million of the Company’s ordinary shares was authorized at the Company’s annual general meeting of shareholders. The authorization of the program will expire May 18, 2027, unless renewed or revoked by the Company. In November 2022, the Company’s board of directors approved the repurchase up to $10.0 million of the Company’s’ ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. In each of

May 2024, August 2024, November 2024 and August 2025, the Company’s board of directors approved additional repurchases under the program of $10.0 million of the Company ordinary shares for a total of $50.0 million since inception. As of the date of this report, $20.0 million was available under the repurchase program.

The timing and actual number of ordinary shares repurchased, if any, will depend on a variety of factors, including price, general business and market conditions, available liquidity, alternative investment opportunities, and other factors. The share repurchase program does not obligate the Company to acquire any particular amount of ordinary shares. The Company intends to use current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program. All ordinary shares purchased will be held in the Company’s treasury for possible future use.

No ordinary shares were repurchased during the three months ended June 30, 2025.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited

Date: August 14, 2025	By:	/s/ Elias Mark
	Name:	Elias Mark
	Title:	Chief Financial Officer